NAUTILUS MINERALS INC.

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

March 30, 2015

Suite 1400, 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

NAUTILUS MINERALS INC.

ANNUAL INFORMATION FORM FOR THE
FISCAL YEAR ENDED DECEMBER 31, 2014

PAGE

CONTENTS

INTRODUCTORY NOTES	4
NOMENCLATURE	4
TECHNICAL AND SCIENTIFIC INFORMATION	4
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	4
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	5
CAUTIONARY NOTE TO UNITED STATES INVESTORS	6
DOCUMENTS INCORPORATED BY REFERENCE	7
DEFINITIONS	8
CORPORATE STRUCTURE	11
NAME, ADDRESS AND INCORPORATION	11
INTERCORPORATE RELATIONSHIPS	11
GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY	13
THREE YEAR HISTORY	13
2012	13
2013	16
2014	18
Recent Developments in 2015	19
OVERVIEW OF BUSINESS	21
General	21
Summary	21
Nautilus' Strategy	21
Development Plan for Bismarck Sea Prospects	22
Business Strengths and Competitive Advantages	23
New Products	24
Products, Services and Components	25
Intangible Properties	30
Cycles	31
Economic Dependence	32
Changes to Contracts	32
Environmental Protection	32
Employees	32
Foreign Operations	33
Social and Environmental Policies	33
MINERAL PROJECTS	37
Solwara Project	37
Summary of the Solwara 1 and 12 Report	37
Clarion-Clipperton Zone Project	44
Summary of the Updated CCZ Report	44
RISK FACTORS	49

Nautilus Minerals Inc – Annual Information Form 2014	Page 2

Exploration, Development and Operating Risks	49
Risks Relating to the Mining Industry	56
Risks Relating to our Common Shares and the Trading Market	60
DIVIDENDS	62
DESCRIPTION OF CAPITAL STRUCTURE	63
MARKET FOR SECURITIES	64
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	65
DIRECTORS AND OFFICERS	66
DIRECTORS AND OFFICERS	66
CONFLICTS OF INTEREST	71
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	72
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	73
TRANSFER AGENTS AND REGISTRARS	74
MATERIAL CONTRACTS	75
INTERESTS OF EXPERTS	76
AUDIT COMMITTEE	77
ADDITIONAL INFORMATION	80
SCHEDULE A	I

Nautilus Minerals Inc – Annual Information Form 2014	Page 3

INTRODUCTORY NOTES

NOMENCLATURE

In this Annual Information Form, unless the context otherwise dictates, “we”, “Nautilus”, “Nautilus Minerals” or the “Company” refers to Nautilus Minerals Inc. and its subsidiaries.

TECHNICAL AND SCIENTIFIC INFORMATION

All information of a scientific or technical nature in this AIF has been reviewed and approved by James Jonathan Lowe, Vice President Strategic Development and Exploration of the Company and a qualified person under NI 43-101.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document includes “forward-looking statements” or "forward looking information" (hereinafter referred to together as "forward-looking statements") under applicable securities laws, which include all statements other than statements of historical fact.

Forward-looking statements include, but are not limited to, statements with respect to the future price of copper, gold and other metals; the estimation of mineral resources; the realization of mineral resource estimates; plans for establishing or expanding mineral resource estimates on the Projects; the timing and amount of estimated future production; the construction and delivery of the PSV; the fulfillment of the obligations under the Tongling sales agreement and the timing and sustainability of such arrangements; costs of production; capital expenditures; costs and timing of the development of the Seafloor Production System; the Company’s SMS prospects (including Solwara 1) and new deposits; success of exploration and development activities; permitting time lines; currency fluctuations; requirements for additional capital; government regulation of exploration operations; the Company's financial position; business strategy; plans and objectives of management for future operations; the design and performance of the PSV and SPTs; and the procurement of the PSV. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk of failure to obtain required equity or debt funding; the risk that material assumptions listed in the paragraph below will not be borne out; changes in project parameters as plans continue to be refined; any additional permitting or licensing requirements associated with any modifications to the scope of the Solwara 1 Project; future prices of copper, gold and other metals being lower than expected; the over-arching risk that the Company will not commence production of mineralized material; possible variations in resources, grade or recovery rates; the risk of failure to conclude the investigation into the cyber-attack, the inability to reach agreement with MAC as to the deposit under the vessel charter agreement, the insolvency of MAC or the applicable shipyard and other events which may cause a delay to the delivery of the PSV; the risk that the obligations under the Tongling sales agreement are not fulfilled; late delivery of the PSV and SPTs or other equipment; variations in the cost of the PSV and SPTs or other equipment; variations in exchange rates; the failure to obtain regulatory approval for financings; changes in the cost of fuel and other inflationary factors; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Other risks are discussed in this document under "Risk Factors".

Nautilus Minerals Inc – Annual Information Form 2014	Page 4

Such forward-looking statements are current only as at the date of this AIF and are based on numerous material assumptions (that management believes were reasonable at the time they are made) regarding the Company's present and future business strategies and the environment in which the Company will operate in the future, including the Company's continued compliance with regulatory requirements, the proposed mine plan and the estimated cost and availability of funding for the continued exploration of the Company's tenements. The Company has also assumed that market fundamentals will result in sustained copper and gold demand and prices; that the proposed development of its mineral projects will be viable operationally and economically and proceed as expected; and that any additional financing needed will be available on reasonable terms. With respect to the arrangement with MAC, the Company is assuming that the parties will observe their obligations, that the investigation into the cyber-attack will reach a timely conclusion and that MAC and the Company can agree how to proceed in relation to the payment of the deposit under the vessel charter agreement. Other assumptions are discussed throughout this AIF and, in particular, under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, the assumptions made may not prove to be correct or there may be unknown risks, uncertainties and other important factors beyond the Company's control that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Except as may be required by applicable laws, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

The reader is cautioned not to place undue reliance on forward-looking statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This Annual Information Form contains references to United States dollars, Canadian dollars, Great Britain pounds and Australian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in US dollars which are referred to as “US$”, with Canadian dollars referred to as "C$" or “Cdn$”, Great Britain pounds referred to as “GBP” and Australian dollars referred to as “A$”.

The closing, high, low and average exchange rates for the US dollar in terms of Canadian dollars for the three years ended December 31, 2014, 2013 and 2012, as reported by the Bank of Canada, were as follows:

	Year Ended December 31
	2014	2013	2012
	Cdn$	Cdn$	Cdn$
Closing	1.1601	1.0636	0.9949
High	1.1643	1.0697	1.0397
Low	1.0614	0.9839	0.9683
Average(1)	1.1045	1.0299	0.9996
_________________
(1)	Calculated as an average of the daily noon rates for the period.

Nautilus Minerals Inc – Annual Information Form 2014	Page 5

On March 30, 2015, the Bank of Canada noon rate of exchange was Cdn$1.00 = US$0.7881 or US$1.00 = Cdn$1.2689.

The closing, high, low and average exchange rates for the US dollar in terms of Great Britain pounds for the three years ended December 31, 2014, 2013 and 2012 as reported by the Bank of Canada, were as follows:

	Year Ended December 31
	2014	2013	2012
	GBP	GBP	GBP
Closing	0.6420	0.6034	0.6150
High	0.6445	0.6740	0.6536
Low	0.5826	0.6034	0.6147
Average(1)	0.6073	0.6423	0.6311
_________________
(1)	Calculated as an average of the daily noon rates for the period.

On March 30, 2015, the Bank of Canada noon rate of exchange was US$1.00 = GBP0.6762 or GBP1.00 = US$1.4789.

The closing, high, low and average exchange rates for the US dollar in terms of Australian dollars for the three years ended December 31, 2014, 2013 and 2012, as reported by the Bank of Canada, were as follows:

	Year Ended December 31
	2014	2013	2012
	A$	A$	A$
Closing	1.2239	0.8928	0.9623
High	1.2351	1.1289	1.0321
Low	1.0583	0.9453	0.9255
Average(1)	1.1095	1.0400	0.9658
_________________
(1)	Calculated as an average of the daily noon rates for the period.

On March 30, 2015, the Bank of Canada noon rate of exchange was US$1.00 = A$1.3083 or A$1.00 = US$0.7644.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This AIF has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to registration statements and reports filed by United States companies pursuant to the United States Securities Act of 1933, as amended, or the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, information contained or incorporated by reference in this AIF concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Nautilus Minerals Inc – Annual Information Form 2014	Page 6

Mineral resource estimates included in this AIF and in any document incorporated by reference herein have been, or will be, prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System, as required by Canadian securities regulatory authorities. In particular, this AIF and any document incorporated by reference herein include or may include the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource." While these terms are recognized and required by Canadian regulations (under NI 43-101), the SEC does not recognize them. In addition, this AIF or a document incorporated by reference in this AIF may include disclosure of "contained ounces" of mineralization. Although such disclosure is permitted under Canadian regulations, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, mineralization may not be classified as a "reserve" for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Nautilus are specifically incorporated by reference into, and form an integral part of, this Annual Information Form:

1.

the technical report dated March 23, 2012 entitled "Mineral Resource Estimate, Solwara Project, Bismarck Sea, PNG" (the "Solwara 1 and 12 Report") prepared for the Company by Ian Lipton of Golder, along with the accompanying certificates of Qualified Persons (as defined in NI 43- 101); and

2.

the technical report dated March 20, 2013 entitled "Updated NI 43-101 Technical Report, Clarion- Clipperton Zone Project, Pacific Ocean", (the "Updated CCZ Report") prepared for the Company by Matthew Nimmo of Golder, Davey Banning, an independent consulting geologist and Charles Morgan of Planning Solutions Inc., along with the accompanying certificates of Qualified Persons (as defined in NI 43-101).

Nautilus Minerals Inc – Annual Information Form 2014	Page 7

DEFINITIONS

“Ag”	Silver

“AIF” or “Annual Information Form”	this Annual Information Form of the Company in respect of the year ended December 31, 2014

“Anglo American”	Anglo American plc

“Au”	Gold

“A$” or “AUD”	Australian dollars, the lawful currency of Australia

“Board” or “Directors”	the directors of the Company as at the date of this document

“C$” or “CDN$”	Canadian dollars, the lawful currency of Canada

CEPA	Conservation Environmental Protection Agency of PNG, formally known as the DEC

“Common Shares”	the common shares without par value in the capital of Nautilus

“Cost Study”

The independent definition and cost study concerning the Company's Solwara 1 project prepared in accordance with NI 43-101 entitled "Offshore Production System Definition and Cost Study", dated June 21, 2010 and prepared by John Blackburn, Erich Heymann and Phil Jankowski of SRK; Peter Chwastiak formerly of Clough Limited; Andrew See of Ausenco Services Pty Ltd; Peter Munro of Mineralurgy Pty Ltd; and Ian Lipton of Golder Associates Pty Ltd, which cost study was filed on SEDAR on June 23, 2010 and is summarized in the Solwara 1 and 12 Report and referenced under the heading "Risk Factors – Cost Study"

“Cu”	Copper

“CCZ”	Clarion Clipperton Zone

“DEC”	Department of Environment and Conservation of Papua New Guinea

"DWP"	Dewatering plant

“EEZ”	Exclusive Economic Zone

“EIS”	Environmental Impact Statement

“EL”	Exploration Licences

“GE Hydril”	Hydril USA Distribution LLC

“GMC”	General Marine Contractors LLC

“Golder”	Golder Associates Pty Ltd

“Harren”	Harren & Partner Reederei GmbH & Co KG Holding and its affiliates

“ISA”	International Seabed Authority

“Joint Venture Agreement”	The agreement dated December 11, 2014 among Nautilus, a subsidiary of Nautilus and the State Nominee, in respect of the Solwara 1 Project

“MAC”	Marine Assets Corporation

“Metalloinvest”	Metalloinvest Holding (Cyprus) Limited

Nautilus Minerals Inc – Annual Information Form 2014	Page 8

"MB Holding"	MB Holding Company LLC, an oil and gas, mineral mining and processing group based in Muscat, Oman

"Mining Lease" or "ML 154"	The mining lease granted to the Company by the State of PNG in January 2011 in regards to the Solwara 1 Project for a period of 20 years

“ML”	Mining Lease

“Nautilus” or “Company”

Nautilus Minerals Inc., a company existing under the Business Corporations Act (British Columbia) and incorporated in British Columbia, Canada; references to "we", "our" and similar expressions are to Nautilus Minerals Inc.

“NI 43-101”	National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators

“NMN”	Nautilus Minerals Niugini Limited (formerly Nautilus Minerals Corporation Limited)

“NMO”	Nautilus Minerals Oceania Limited

"Petromin"	Petromin PNG Holdings Limited, a wholly owned company of the State, and which holds the State’s mining and petroleum assets

“Placer Dome”	Placer Dome Exploration Inc. and Placer Dome Oceania Limited (each being subsidiaries of Barrick Gold Corporation)

“PNG” or “the State of PNG” or “the State”	Independent State of Papua New Guinea

"PNG Equity Agreement"	The agreement between the State and the Company dated April 24, 2014, as amended on October 31, 2014, under which the State has taken an initial 15% interest in the Solwara 1 Project

“PNG Licences”	the exploration licences and ML granted in the PNG Territory and (as the context may require) the further exploration licences applied for in the PNG Territory

“PNG Territory”	means sub-sea, seafloor and sub-seafloor within the coast waters, territorial waters, exclusive economic zone and continental shelf of PNG

“Projects” or “Tenements”	collectively, the tenements described in the Technical Report, the Solwara 1 and 12 Report and the Updated CCZ Report

"PSV"	Production Support Vessel

“RALS”	riser and lifting system

“RTO”	the series of transactions undertaken by the Company in May 2006 whereby it disposed of substantially all of its oil and gas business and assets and acquired NMN and NMO

"Rights Offering"

the offering by the Company, by way of short form prospectus, to raise gross proceeds of C$40,000,000 through the issuance of rights to subscribe for an aggregate of 200,000,000 Common Shares at a subscription price of C$0.20 per Common Share, which closed on June 11, 2013

“ROV”	remotely operated vehicle

Nautilus Minerals Inc – Annual Information Form 2014	Page 9

“Seafloor Production System”	the Company's seafloor production system described under "General Development of the Business of the Company – Overview of Business – Products, Services and Components"

“Shipbuilding Contract”	the contract between MAC and Fujian Mawei Shipbuilding Ltd. to design and construct the PSV in accordance with Nautilus' instructions

“SMD”	Soil Machine Dynamics Ltd of Newcastle upon Tyne, UK

“SMS”	seafloor massive sulphide

“Solwara 1" or “Solwara 1 Project”	a prospect within the Mining Lease, as described in this AIF and in the Solwara 1 and 12 Report

“Solwara 12”	a prospect within the exploration licence (EL1374) granted to NMN in the PNG Territory

"Solwara 1 and 12 Report"

the technical report dated March 23, 2012 entitled "Mineral Resource Estimate, Solwara Project, Bismarck Sea, PNG" prepared for the Company by Ian Lipton of Golder, along with the accompanying certificates of Qualified Persons (as defined in NI 43-101)

“SPTs” or "Seafloor Production Tools"	the seafloor production tools described under "General Development of the Business of the Company – Overview of Business – Products, Services and Components"

“SRK”	SRK Consulting (Australasia) Pty Ltd

"SSLP"	subsea slurry lift pump

"State Equity Option Agreement"	the State Equity Option Agreement dated March 29, 2011 between Nautilus and the State of PNG

"State Nominee"	Eda Kopa (Solwara) Limited, a company incorporated under the laws of PNG, being a subsidiary of Petromin and the nominee of the State of PNG pursuant to the PNG Equity Agreement

“Technical Report”

the technical report dated March 23, 2012 entitled "NI 43-101 Technical Report 2011, PNG, Tonga, Fiji, Solomon Islands, New Zealand, Vanuatu and the ISA" prepared for the Company by Phil Jankowski of SRK, along with the accompanying certificate of Qualified Person (as defined in NI 43-101)

“TOML”	Tonga Offshore Mining Limited, a wholly-owned subsidiary of the Company

"Tongling"	Tongling Nonferrous Metals Group Co. Ltd

“TSX”	the Toronto Stock Exchange

“UK”	the United Kingdom of Great Britain and Northern Ireland

"Updated CCZ Report"

the technical report dated March 20, 2013 entitled "Updated NI 43-101 Technical Report, Clarion-Clipperton Zone Project, Pacific Ocean" prepared for the Company by Matthew Nimmo of Golder, Davey Banning, an independent consulting geologist and Charles Morgan of Planning Solutions Inc., along with the accompanying certificates of Qualified Persons (as defined in NI 43-101)

“US” or “USA”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

“US$” or “USD”	US dollars, the lawful currency of the US

Nautilus Minerals Inc – Annual Information Form 2014	Page 10

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

Nautilus Minerals Inc. was incorporated under the laws of the Province of British Columbia, Canada, on January 26, 1987 under the name “Premier Gold Resources Inc.” On April 8, 1991, the Company changed its name to “Cryptic Ventures Inc.” The Company continued into the Yukon on November 21, 1996 under “Zen International Resources Ltd.”, continued to Alberta on March 27, 2002 under “Orca Petroleum Inc.” and then continued to British Columbia on April 27, 2006 under “Nautilus Minerals Inc.” where the Company continued under the provisions of the Business Corporations Act (British Columbia).

The Common Shares commenced trading on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) on March 6, 1989 and on August 24, 2007 the Common Shares were listed on the Toronto Stock Exchange. The Common Shares commenced trading on OTCQX International on April 27, 2012.

The Company, as it is currently structured, was formed on May 8, 2006 when the Company completed the RTO. The Company’s principal business prior to the RTO was oil and gas exploration in Bolivia, which business was done through its wholly owned subsidiaries: Zen International Resources Limited, Orca Energy Corp., Orca International Corp., Compania Petrolera Orca S.A and Orca Petroleo S.A.

The Company is a seafloor resource exploration and development company and the first publicly listed company to commercially explore the ocean floor for copper, gold, silver and zinc SMS deposits and for manganese, nickel, copper and cobalt nodule deposits. The Company conducts its operations primarily through its direct and indirect wholly-owned subsidiaries. The Company’s registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 Canada.

INTERCORPORATE RELATIONSHIPS

NMN was organised under the laws of PNG on October 9, 1995. NMN has been reviewing research data on SMS deposits in PNG since 1997, and during 2005/2006 with Placer Dome conducted sampling work on the seafloor of the Bismarck Sea. All activities undertaken to date by the Company in PNG have been undertaken by NMN or other subsidiaries domiciled in PNG. Each of the PNG Licences are held by NMN or other subsidiaries domiciled in PNG and the applications for further exploration licences in PNG have been made in the name of NMN and the other subsidiaries domiciled in PNG.

NMO was incorporated under the laws of Vanuatu on June 17, 2002. NMO currently acts as a holding company for the various subsidiaries shown in the Company's structure below. These various subsidiaries have made applications and in some instances been granted prospecting licences within the 1887 Proclamation Area of the Kingdom of Tonga, Solomon Islands, Fiji, Vanuatu and New Zealand.

Nautilus Minerals Pacific Pty Ltd was incorporated in Australia on April 18, 2006 and provides various administrative services to the Company.

Tonga Offshore Mining Limited was incorporated under the laws of Tonga on March 7, 2008 and holds the Company’s exploration licences granted by the ISA in the CCZ.

Nautilus Minerals Inc – Annual Information Form 2014	Page 11

The following chart illustrates the Company’s corporate structure, as at the date of this Annual Information Form, listing each of its subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company.

Nautilus Group Structure

Nautilus Minerals Inc (Canada)
100%
Koloa Moana Resources (Canada)
100%
Nautilus Minerals Pacific Pty Ltd (Australia)
100%
Nautilus Minerals Oceania Limited (Vanuatu)
100%
Nautilus Minerals Singapore Pte Ltd (Singapore)
100%
Nautilus Minerals Crewing Services Singapore Pte Ltd (Singapore)
100%
Nautilus Minerals (Niugini) Holdings Limited (Papua New Guinea)
100%
Nautilus Minerals Western Pacific Pty Ltd (Australia)
100%
Tonga Offshore Mining Limited (Tonga)
1%
Nautilus Minerals Fiji Pty Ltd (Fiji)
99%
Nautilus Minerals Offshore Limited (Vanuatu)
100%
100%
Nautilus Minerals Offshore 1 Limited (Vanuatu)
100%
Nautilus Minerals (Tonga) #1 Limited
100%
Nautilus Minerals Niugini Limited (Papua New Guinea)
100%
Offshore Minerals Pty Ltd (Australia)
Nautilus Minerals USA Inc (USA)
100%
Nautilus Minerals Offshore 2 Limited (Vanuatu)
100%
100%
Nautilus Minerals Offshore 3 Limited (Vanuatu)
100%
Nautilus Minerals (Tonga) #2 Limited
100%
Nautilus Minerals New Caledonia (New Caledonia)
100%
Nautilus Minerals Italy S.r.l/F-Simbolica Srl (Italy)
Nautilus Minerals (Tonga) #3 Limited (Tonga)
100%
Nautilus Minerals Offshore 4 Limited (Vanuatu)
100%
100%
Nautilus Minerals Offshore 5 Limited (Vanuatu)
100%
Nautilus Minerals (Tonga) #4 Limited
Nautilus Minerals (Tonga) #5 Limited (Tonga)
100%
Nautilus Minerals Offshore 6 Limited (Vanuatu)
100%
100%
Nautilus Minerals Offshore 7 Limited (Vanuatu)
100%
Nautilus Minerals Niugini 2 Limited (Papua New Guinea)
Nautilus Minerals Niugini 3 Limited (Papua New Guinea)
100%
Nautilus Minerals Offshore 8 Limited (Vanuatu)
100%
100%
Nautilus Minerals Offshore 9 Limited (Vanuatu)
100%
Nautilus Minerals Niugini 4 Limited (Papua New Guinea)
Nautilus Minerals Niugini 5 Limited (Papua New Guinea)
100%
Nautilus Minerals Offshore 10 Limited (Vanuatu)
100%
100%
Nautilus Minerals Offshore 11 Limited (Vanuatu)
Nautilus Minerals Japan KK (Japan)
100%
Nautilus Minerals Offshore 13 Limited (Vanuatu)
100%
100%
Nautilus Minerals Offshore 12 Limited (Vanuatu)
100%
Nautilus Minerals Solomon Islands Limited
Nautilus Minerals New Zealand Limited (New Zealand)
100%
Nautilus Minerals Offshore 14 Limited (Vanuatu)
100%
100%
Nautilus Minerals Offshore 15 Limited (Vanuatu)
100%
Nautilus Minerals Niugini 1 Limited (Papua New Guinea)
Nautilus Minerals Offshore 16 Limited (Vanuatu)
100%
100%
Nautilus Minerals Offshore 17 Limited (Vanuatu)
Nautilus Minerals Offshore 18 Limited (Vanuatu)
100%
100%
Nautilus Minerals Offshore 19 Limited (Vanuatu)
Nautilus Minerals Offshore 20 Limited (Vanuatu)
100%
100%
Nautilus Minerals Offshore 21 Limited (Vanuatu)
Nautilus Minerals Offshore 22 Limited (Vanuatu)
100%
100%
Nautilus Minerals Offshore 23 Limited (Vanuatu)
Nautilus Minerals Offshore 24 Limited (Vanuatu)
100%
100%
Nautilus Minerals Offshore 25 Limited (Vanuatu)
Nautilus Minerals (Canada) Inc (Canada)
100%
Nautilus Minerals Offshore 26 Limited (Vanuatu)
100%
100%
Nautilus Minerals Offshore 27 Limited (Vanuatu)

Nautilus Minerals Inc – Annual Information Form 2014	Page 12

GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY

THREE YEAR HISTORY

2012

Bismarck Exploration Program completed
During Q1 and Q2 of 2012 Nautilus undertook a program of multibeam echo sounding (“MBES”), sub bottom profiling and seismic surveys over the Company’s extensive Bismarck Sea tenement package. The program was undertaken using the vessel MV Duke and was designed to map and test prospective sites within the Company’s large tenement package. The processing of the MBES, profiling and survey data was ongoing throughout quarter two.

Offtake Agreement for Solwara 1
In April 2012 Nautilus signed a binding heads of agreement with Tongling for the sale of product intended to be extracted from Solwara 1.

The agreement provides for the purchase by Tongling of 1.1 million tonnes per annum (subject to +/- 20% variation) of Solwara 1 material for a period of three years on a take or pay basis, commencing upon the first delivery of product from Solwara 1, with an option to agree an extension of the arrangement.

The agreement contemplates that material will be imported into China by Tongling and then processed through its facilities in the city of Tongling alongside the Yangtze River. The purchase price to be paid by Tongling will be based on the quality of the copper concentrate produced.

The agreement includes a mechanism for an early payment of 90% of the price upon loading of the export vessel in PNG. Final payment is based on the recovery of copper, gold and silver reporting to the copper concentrate with deductions for capped logistics and processing costs, smelter treatment and refining charges (TC/RCs), allowances for plant fixed capital recoveries and Tongling’s tolling fee on concentrator plant processing costs. TC/RCs are based on Asian International benchmarks with a premium payable for the achievement of target metal recoveries.

The price payable for all metals will be set by the London Metal Exchange for copper and London Bullion Market Association for silver and gold with the initial payment for all metals based on the average of the month preceding the shipment and final payment on a four month quotational period.

Value may also be realised through a 50%/50% profit sharing scheme based on incremental by-product revenue realised in China, including gold bearing pyrite. Material from the process can be roasted in China to produce gold and sulphuric acid and the remaining calcine may be sold to cement manufacturers or as iron ore fines. With minimal waste Tongling’s process brings significant benefits consistent with Nautilus’ commitment to minimise environmental impacts.

The Company will issue a bank guarantee to Tongling in three stages over nine months, which will not exceed approximately US$11.5 million, as a security for 50% of Tongling’s concentrator investment costs commencing at the first order of major equipment.

Nautilus Minerals Inc – Annual Information Form 2014	Page 13

Quoted on OTCQX
In April 2012, the Company began trading on OTCQX International. The quotation is expected to provide greater visibility and superior access to U.S. capital markets, and allow closer engagement with our U.S. investors who will be able to take advantage of the timely financial and trading information provided there.

Dispute Process and Arbitration with the State of PNG
On June 1, 2012 Nautilus announced that it was in dispute with the State of PNG as to the parties’ obligations to complete the State Equity Option Agreement and that it had initiated the dispute resolution process provided for in such agreement. Subsequently Nautilus announced that the State had issued Nautilus with a Notice of Arbitration in relation to the dispute.

Nautilus considered that the State has a contractual obligation to pay an amount of approximately US$23.5 million in respect of costs incurred in the development of the Solwara 1 Project up to January 2011 and to make pro-rata capital contributions in respect of subsequent Project development costs which, at the end of December 2012 totaled approximately US$61.2 million (excluding interest). The State disputed that it was required to meet such obligations at that time. In order to continue the construction of the Seafloor Production System, Nautilus was forced to carry the State's share of Project development costs.

Delay to Vessel Build
On June 1, 2012 Nautilus announced that there may be a delay in the finalisation of funding for the PSV to be used in connection with its Solwara 1 Project and a potential consequential delay to the program for the vessel build.

Nautilus and Harren had been negotiating the terms of third party financing related to the PSV. Harren advised Nautilus that it would no longer be able to contribute the full amount of the equity to the vessel joint venture contemplated by the agreement signed by the parties in April 2011. Nautilus indicated at that time that the change to Harren’s position may delay the finalisation of the terms of the third party funding and result in a consequential delay to the program for the vessel build.

Subsequently, in late August 2012, the shipyard proposed by Harren under the vessel joint venture made an application for insolvency and is undergoing an administration process. The shipyard had been advanced US$12.9 million for the placement of orders for long lead items. The Company has registered a claim with the administrator that has been accepted in full, however indications from the process are that unsecured creditors will likely receive a quota of between 1-3% of their claim. While the quota percentages have not been finalised, the Company has recognised an impairment charge of $12.5 million with respect to the amount prepaid to the shipyard, in line with the preliminary quota percentages. The administration of the shipyard is ongoing.

On November 13, 2012 Nautilus announced that it would discontinue discussions regarding an alternate vessel and funding solutions following the decision to terminate the construction of its Seafloor Production System. See "Equipment Build for Solwara 1 Project" below.

37.7 Million Shares Issued in Private Placement
Nautilus raised approximately C$34 million through a private placement of Common Shares to assist with the continued funding of its Seafloor Production System.

The placement involved the issue of approximately 37.7 million shares to a number of investors at a price of C$0.90 (US$0.91 at the time) per share.

Nautilus Minerals Inc – Annual Information Form 2014	Page 14

Existing Nautilus strategic shareholders, MB Holding, Metalloinvest and Anglo American participated in the private placement. MB Holding, through its subsidiary Mawarid Offshore Mining Ltd., subscribed for 20.0 million shares, increasing its stake to 16.9%, Metalloinvest subscribed for approximately 8.3 million shares to maintain its interest in Nautilus at 21% and Anglo American subscribed for approximately 4.4 million shares on the basis that its stake be maintained at 11.1% . Other large investors subscribed for the remaining 5 million shares issued.

Mohammed Al Barwani appointed director
As part of the private placement, MB Holding was granted the right to nominate a director of the Company for as long as it owns 15% or more of the Company's outstanding shares. Its nominee, Dr. Mohammed Al Barwani was appointed as a director following closing of the private placement on September 11, 2012. Dr. Al Barwani's background and experience are described under the heading "Directors and Officers".

NI 43-101 Resource Report for Polymetallic Nodules released
Tonga Offshore Mining Limited, a 100% owned subsidiary of Nautilus Minerals Inc., completed a maiden mineral resource estimate for its Clarion-Clipperton Fracture Zone polymetallic nodule project, located within the Central Pacific Ocean.

An independent technical report was prepared by Golder Associates Pty Ltd in accordance with NI 43-101 which included inferred mineral resources of approximately 410 million wet tonnes at 1.2% Ni, 1.1% Cu, 0.24% Co and 26.9% Mn at an average surface abundance of 9.4 wet kg/m2. Full details of the mineral resource calculations are disclosed in the Updated CCZ Report.

Project Development
Progress continued throughout 2012 on works related to the Solwara 1 Project, however progress was impacted by the Company's decision on November 13, 2012 to terminate the construction of the equipment for the Seafloor Production System to preserve the Company's cash position. See "Equipment Build for Solwara 1 Project" below.

Progress on the development of the SPTs advanced throughout the year. Fabrication progressed with some key sub-assemblies and associated components already delivered. A significant amount of externally sourced components were delivered to SMD including switchboards, transformers, variable frequency drives, submersible electric motors, dredge pumps and suction cutter head.

The LARS lift winches and A-frames were completed and placed in storage, along with the SPT umbilicals and lift wires completed earlier in the year.

Technip USA Inc. progressed development of the RALS until November 13, 2012. The subsea connectors were completed and placed in storage ready for incorporation in the pull-in skids. The surface pump systems were essentially complete when the contract was terminated.

GMC progressed the procurement of the rigid riser system with the 8” and 12” riser pipes delivered to the fabrication yard in Louisiana and the connector forgings were largely completed and ready for machining. Buoyancy manufacture in the UK was completed and the buoyancy and clamps were placed in storage.

Discovery of 2 high grade systems in Tonga
During September 2012, Nautilus staff participated in an 18 day marine scientific research cruise where samples were collected as part of a broader research effort in the NE Lau Basin, which included wholly owned exploration tenements in the territorial waters of the Kingdom of Tonga.

Nautilus Minerals Inc – Annual Information Form 2014	Page 15

Grab samples obtained from these discoveries assayed up to 11.9% copper, 59.8% zinc, 28.6 g/t gold and 673g/t silver, as further described in a news release dated November 1, 2012.

These discoveries will be added to the 17 SMS systems, as previously reported on our Tongan prospecting licenses, which are being considered for further evaluation.

Change of CEO
On October 31, 2012 the Company announced that Mr Mike Johnston, Nautilus' then Vice President for Strategic Development and Exploration had accepted the position of interim President and CEO. After more than four years as President and CEO, Mr Rogers decided to return interstate to be with his family, but remained a non-executive director of Nautilus until the expiry of his term in June of 2013.

Mr Johnston's appointment was subsequently made permanent in April of 2014.

Equipment Build for Solwara 1 Project
On November 13, 2012 the Company decided to preserve its cash position by terminating the construction of the equipment for its Seafloor Production System.

By November 2012, an agreed commercial resolution with the State had not been achieved and Nautilus concluded that the avenues for achieving such a resolution within the timeframe that Nautilus could reasonably continue to carry the total development costs for the Solwara 1 Project had been exhausted. In order to preserve capital, Management and the Board of Directors of Nautilus decided to terminate construction of its Seafloor Production System. The Company has since terminated a number of contracts relevant thereto but discussions continued with the suppliers of the critical equipment items including the SPTs, the RALs and the SSLP. All of the relevant supplier agreements contain provisions for termination without penalty. The Company was also forced to reduce staff numbers with approximately 60 positions made redundant.

Terminating the equipment build for the Seafloor Production System included discontinuing discussions regarding an alternative vessel and associated funding solution. This means there will be a considerable delay in any commencement of production operations and it may also result in an increase in the Solwara 1 Project cost.

The Company will need to source sufficient funds in order to recommence the build of the Seafloor Production System.

2013

C$40M Rights Offering completed
The Rights Offering was announced on March 28, 2013 and closed on June 11, 2013, with full proceeds received. Over 75% of the total Common Shares on offer were subscribed for under the Rights Offering and one of the Company's major shareholders, MB Holding, through a wholly owned subsidiary, fulfilled its obligations as Standby Purchaser in respect of the full offering and purchased the 49,377,527 unsubscribed shares.

The net proceeds from the offering are being used by the Company to continue funding its three key contracts related to the Seafloor Production System.

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Favourable Decision in Arbitration with the State of PNG
On October 3, 2013 Nautilus announced that the arbitrator had issued an award in Nautilus’ favour in respect of the issues that were the subject of the Notice of Arbitration initiated by the Independent State of Papua New Guinea. The arbitrator's award included an order that the State is required to comply with its obligations under the State Equity Option Agreement to complete the purchase of the 30% interest in the Solwara 1 project and pay 30% of all the project expenditure incurred to date within a reasonable time after the award. Nautilus issued the State with a notice requiring completion to occur on October 23, 2013.

Solwara 1 Project advanced
During 2013, the Company continued to advance the Solwara 1 Project and in particular, the three key equipment contracts, and maintained its focus on securing the vessel build contract.

Project Build Progressed
Progress on the development of the SPTs continued to advance.

Following the termination of some contracts during the final quarter of 2012, the Company made arrangements with some contractors to allow the resurrection of some of the terminated contracts in the event that construction is re-started following the execution of a vessel contract.

Vessel Activities
The project finalized the basic design of the vessel along with Classification Society interim approval of these basic arrangements and details. Using this information, various shipyards and other parties were engaged to provide budgetary quotations and deliveries.

Community Activities
During 2013, Nautilus conducted a wide range of community engagements and initiatives in Papua New Guinea. The engagements were mainly focused along the west coast of New Ireland Province particularly the Namatanai region which is closest to the Solwara 1 site. Nautilus also held two ‘Deep Sea Minerals Fairs’ for the communities of Kavieng and Namatanai in New Ireland Province.

These events provided the community with the opportunity to speak directly with Company employees about the Solwara 1 Project, Nautilus and generally about the deep sea minerals industry.

In partnership with Duke University and the University of Papua New Guinea, Nautilus held a Marine Science Short Course for university students from the South Pacific. Over 20 students from throughout the Pacific were offered a scholarship to attend this course which gave them the opportunity to learn state-of-the-art techniques from a representative from Duke University’s Marine Laboratory, one of the most highly respected marine laboratories in the world.

Clarion Clipperton Zone Nodule Exploration Program Completed
TOML completed a 54 day exploration cruise to its license area located in the Clarion Clipperton Zone, in the eastern Pacific Ocean. Work was completed by the oceanographic survey vessel ‘MV Mt Mitchell’, which departed from Seattle, Washington on August 22, 2013. The work program comprised 64,000km2 of multibeam mapping and the collection of 2090 wet kilograms of polymetallic nodules. It is part of a two stage multi-beam and sampling program designed to upgrade a significant portion of the current 440 million tonne inferred resource to an indicated status, to allow for preliminary engineering, metallurgy and cost studies.

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Changes to the Board of Directors
On September 24, 2013 the Company announced changes to its board of directors with the appointment of Usama Barwani and Mark Horn, and the resignation of Matthew Hammond. Mr. Barwani was nominated by MB Holding and Mr. Horn was nominated by Metalloinvest. Accordingly, the appointment of Mr Barwani and Mr Horn to the Board recognizes the continued support of the Company’s two largest shareholders.

Options and Loan Shares issued
The Company granted 1,800,000 options and issued 400,000 loan shares to its non-executive directors as part of their remuneration for 2013. The Company also granted 450,000 options and issued 4,100,000 loan shares to its employees, including officers, as part of the Company's retention plan for employees.

The options and loan shares were granted under the Company's Stock Option Plan and Share Loan Plan which were approved by shareholders and limit the total number of shares under the two plans to a combined maximum of 10% of the Company's issued capital.

The options and loan shares were granted to the non-executive directors at an exercise price of C$0.22, vesting as to 20% commencing on January 1, 2014 and 20% every six months thereafter and expiring on July 1, 2016. The options and loan shares were granted to the employees, including officers, at an exercise price of C$0.24, vesting as to 40% on January 1, 2015 and 60% on January 1, 2016 and expiring on July 1, 2016.

2014

Nautilus confirms grade and extent of CCZ nodule deposit
On March 19, 2014, the Company announced that it had processed the data and received analytical results from the samples collected during the exploration program and that such data and results support the grade of elements reported in the Updated CCZ Report.

Nautilus and State of PNG resolve issues and sign agreement
On April 24, 2014, the Company announced that it and the State had signed the PNG Equity Agreement, enabling the Solwara 1 Project to move forward toward production with the full support of the State.

Under the PNG Equity Agreement, the State shall take an initial 15% interest in the Solwara 1 Project, with an option to take up to a further 15% interest within 12 months of the PNG Equity Agreement becoming unconditional. The State paid Nautilus a non-refundable deposit of US$7,000,000 relating to its acquisition of an initial 15% interest.

The PNG Equity Agreement was conditional upon the State, (through a subsidiary of Petromin), securing by 31 July 2014, the funding for the State's 15% share of the capital required to complete the development phase of the Project up to first production, being US$113,000,000 (excluding the deposit), to be placed in escrow until Nautilus satisfies the conditions for their release. The PNG Equity Agreement provided further that the funds would be released to Nautilus, and an unincorporated joint venture between the parties for the ongoing operation of the project formed, if within 6 months of the funds being placed in escrow Nautilus were to secure the charter of a Production Support Vessel and certain intellectual property rights. After first production, Petromin's subsidiary is required to contribute funds in proportion to its interest.

Nautilus Minerals Inc – Annual Information Form 2014	Page 18

State of PNG pays $113M into escrow
On May 9, 2014, the Company announced that the State’s nominee, Petromin, had placed US$113,000,000 into escrow, representing the balance of the funding for Petromin’s 15% share of the capital required to complete the development phase of the Solwara 1 Project up to first production.

Nautilus satisfies intellectual property condition precedent
On October 22, 2014, the Company announced that it had satisfied one of the conditions precedent to completion of the PNG Equity Agreement, by securing certain intellectual property rights.

Nautilus secures vessel charter
On November 6, 2014, the Company announced that it had entered into an agreement for the charter of a PSV to be first deployed for use at the Solwara 1 Project. MAC, a marine solutions company based in Dubai and specializing in the delivery of new build support vessels for the offshore industry, will own and provide the marine management of the vessel. The vessel will be chartered to Nautilus for a minimum period of five years at a rate of US$199,910 per day, with options to either extend the charter or purchase the vessel at the end of the five year period. The charter agreement with MAC was filed on SEDAR on November 18, 2014, and an amendment thereto was filed on February 10, 2015.

Under the terms of the arrangement, MAC entered into the Shipbuilding Contract with Fujian Mawei Shipbuilding Ltd. to design and construct the PSV in accordance with Nautilus' specifications and paid the first installment of the purchase price in accordance with the Shipbuilding Contract.

Completion of the PNG Equity Agreement
On December 11, 2014, the Company announced that in accordance with the PNG Equity Agreement, the sum of US$113 million was released from escrow to Nautilus and the unincorporated joint venture between Nautilus and the State Nominee in respect of the Solwara 1 Project was formed. The joint venture is governed by the Joint Venture Agreement among the parties to the PNG Equity Agreement, a copy of which is appended to the PNG Equity Agreement, which was filed on SEDAR on May 2, 2014.

Also in accordance with the PNG Equity Agreement, as a result of completion of the condition subsequent, the arbitration between the parties in respect of the State Equity Option Agreement was discontinued.

Recent Developments in 2015

Progress of Seafloor Production Tools
The assembly of the Bulk Cutter was completed in April 2014 with commissioning continuing. Assembly of the Collecting Machine and the Auxiliary Cutter commenced in Q2 2014 and they respectively entered commissioning in January and February 2015. Commissioning and factory acceptance testing of these three Seafloor Production Tools is anticipated to be complete in Q3 2015.

Pre-payment of charterer’s guarantee
On February 2, 2015, the Company announced that it and MAC had been victims of a cyber attack by an unknown third party. The Company has engaged a third party to investigate the cyber-attack that resulted in the Company paying a deposit of $10M owing to MAC under the vessel charter agreement to a bank account which the Company believed to be MAC’s, but which MAC has advised was not its account. In the circumstances, the Company has agreed to pre-pay US$10M of the charterer's guarantee on the basis that: (i) the remaining US$8M of the charterer's guarantee will be provided to MAC by the Company on the commencement of the charter of the vessel; and (ii) the parties have agreed to determine how to proceed in relation to the $10M deposit following the conclusion of the investigations, which may take some months.

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Procurement of major equipment packages for the PSV has commenced
The shipyard constructing the Company’s PSV, Fujian Mawei Shipbuilding Limited, has placed the order for the engines and thruster packages for the PSV with Rolls Royce Marine of Norway and the order for the cargo handling equipment with Bedeschi SPA, located in Italy.

Forward plans

During 2015, the Company will be focused on:

•	Securing additional funding to allow it to continue to move forward with the Solwara 1 Project and to accelerate the development of additional assets

•	Completing the assembly, commissioning and factory acceptance testing and finalising the scope of wet testing of the Seafloor Production Tools

•	Completing the riser system (part of the RALS)

•	Recommencing SSLP assembly

•	Completing the basic PSV design and commencement of steel cutting

•	Ensuring continued government and community support

•	Maintaining all key licences and permits

Nautilus Minerals Inc – Annual Information Form 2014	Page 20

OVERVIEW OF BUSINESS

General

Nautilus, as it is currently structured, was formed on May 8, 2006 when the Company acquired all of the issued and outstanding shares of NMN (formerly Nautilus Minerals Corporation) and NMO, by issuing 30,519,541 Common Shares to the shareholders of NMN and NMO. Since the shareholders of NMN and NMO acquired in excess of 90% of the outstanding Common Shares, the transaction was accounted for as a reverse takeover.

The Company’s main geographic focus is the western and central Pacific Ocean where it has been granted or made application for Exploration Licences in PNG, the Solomon Islands, Tonga, Vanuatu, New Zealand, Fiji and the CCZ.

Summary

Nautilus is a seafloor resource exploration and development company and the first publicly listed company to commercially explore the ocean floor for copper, gold, silver and zinc rich seafloor massive sulphide deposits and for manganese, nickel, copper and cobalt nodule deposits. Nautilus holds tenement licences and exploration applications in various locations in the western and central Pacific Ocean and is establishing a pipeline of prospects for development. The Company’s goal is to develop a Seafloor Production System that can be used to extract resources from its seafloor prospects.

Nautilus' Seafloor Production System, once developed, has the potential to open a new frontier of resource development as land-based mineral deposits continue to be depleted and the cost of development and extraction continue to rise and grades continue to fall.

Nautilus has completed both an independent NI 43-101 resource estimate for its Solwara 1 Project and an independent NI 43-101 system definition and cost study for its Seafloor Production System (see "Risk Factors – No pre-feasibility study or feasibility study" and "Risk Factors – Cost Study"). The Company has received both the mining lease and environmental permit for its Solwara 1 Project from the State of PNG.

Nautilus has also released, through one of its 100% owned subsidiaries, Tonga Offshore Mining Limited, an independent NI 43-101 resource estimate in respect of its Clarion-Clipperton Fracture Zone polymetallic nodule project, located within the Central Pacific Ocean (“CCZ Project”).

Nautilus' Strategy

Nautilus' business model for the western Pacific prospects is based on the concept of ongoing resource accumulation from its prospective tenements and aggregation of numerous high grade SMS systems for sequential development using a vessel-based floating production system. The concept is in keeping with land-based volcanic hosted massive sulphide (VHMS) systems that occur in camps and has been supported by Nautilus' strong record of discovery of new SMS systems in the Bismarck Sea and the waters of Tonga.

In addition, Nautilus plans to undertake further exploration with a view to establishing an indicated mineral resource in respect of its CCZ Project.

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The Company has four key elements to its strategy:

1)	Identify prospective exploration territory and secure licences;

2)	Demonstrate that seafloor resource development is commercially viable and environmentally sustainable subject to the risks as described under "Risk Factors";

3)	Undertake further exploration to identify additional mineral resources and create a project pipeline; and

4)	Add value for shareholders by expanding operations and bringing on stream duplicated Seafloor Production Systems.

Development Plan for Bismarck Sea Prospects

Nautilus intends to develop its Bismarck Sea prospects, which includes the Solwara 1 Project.

The Solwara 1 deposit is situated in the Bismarck Sea off the coast of the New Ireland Province of PNG at latitude 3.789° S, longitude 152.094° E. The site is approximately 50 km north of the deepwater port of Rabaul (East New Britain Province), approximately 40 km west of the town of Namatanai (New Ireland Province), and approximately 30 km from the nearest coast at a water depth of approximately 1,600 m. The proposed project does not require large-scale site preparation or construction of complex support facilities on land, and there are no issues with respect to the surface rights of individual landowners or occupants. The area proposed for extraction operations is relatively small, approximately 0.1km2 and the mineralized material sits exposed or under minimal cover on the seafloor.

Nautilus’ development plan involves the development of a Seafloor Production System that can be used for the Solwara 1 Project and can be relocated for production at other SMS systems. To achieve this, Nautilus intends to maximize the use of existing technology and leverage the expertise of contractors with market experience in the sector. Nautilus will prioritize work and cash spend on the development of the Seafloor Production System which involves the design, build, integration, commission and operation of the Seafloor Production System comprising the PSV, SPTs, RALS including a SSLP, and a dewatering plant.

Nautilus intends to extract mineralized material from the seafloor by using three remotely operated SPTs operating on the seafloor to cut rock, produce and pump a slurry. Mineralized material gathered by the SPTs is pumped to the PSV as slurry via the RALS. At the surface, the high grade slurry material will be dewatered on the PSV and shipped for final processing. The Solwara 1 Project's footprint at the sea surface will be limited to the presence of the PSV and attendant support vessels.

At steady state operations, Nautilus plans to produce mineralized material from the seafloor at an average annual rate of approximately 1.3 million tonnes (excluding ramp up and ramp downs).

In April 2011 the Company signed a binding heads of agreement with Tongling for the sale of the product extracted from the Solwara 1 deposit. The agreement provides for the purchase by Tongling of 1.1 million tonnes per annum (subject to +/- 20% variation) of Solwara 1 material for a period of three years on a take or pay basis, commencing upon the first delivery of product from Solwara 1, in accordance with a notification mechanism and includes an option to agree an extension of the arrangement.

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On November 6, 2014, the Company entered into an agreement with MAC for the charter of a PSV to be first deployed for use at the Solwara 1 Project and MAC subsequently entered into the Shipbuilding Contract.

The other main components of the Seafloor Production System are well underway with significant progress made in respect of the Seafloor Production Tools. The assembly of the Bulk Cutter was completed in April 2014 with commissioning continuing. Assembly of the Collecting Machine and the Auxiliary Cutter commenced in Q2 2014 and respectively entered commissioning in January and February 2015. Commissioning and factory acceptance testing of these three Seafloor Production Tools is anticipated to be complete in Q3 2015. Riser fabrication commenced in January 2015 following extensive engineering in support of weld procedure specifications and fatigue analysis. Delivery of the riser system (part of the RALS) is anticipated by end of Q4 2015. SSLP loop testing was finalized during 2014 and preparations are underway to commence SSLP assembly in July 2015. Major procurement packages are being placed for the PSV equipment with Rolls Royce being the provider of engines and thruster packages with Bedeschi for the cargo handling systems. It is anticipated that power generation and cranes will be awarded by end of Q1 2015.

On December 11, 2014, the Company announced that in accordance with the PNG Equity Agreement, the sum of US$113 million was released from escrow to Nautilus and the unincorporated joint venture between Nautilus and the State Nominee in respect of the Solwara 1 Project was formed. The joint venture is governed by the Joint Venture Agreement among the parties to the PNG Equity Agreement, a copy of which is appended to the PNG Equity Agreement, which was filed on SEDAR on May 2, 2014 (see "Three Year History – 2014 – Completion of the PNG Equity Agreement”) To continue the development of the Solwara 1 Project the Company will need to source sufficient funds to complete the build of the Seafloor Production System.

Business Strengths and Competitive Advantages

Specialized Skill and Knowledge

The Company is intent on applying the most current technical knowledge to the Solwara 1 Project, while ensuring that best practice is followed throughout the proposed mining method.

Our in-house technical team is highly motivated, forward-thinking and adds significant value to our operations. In addition, firms such as Soil Machine Dynamics, GE Hydril and Ocean Floor Geophysics Inc. are able to provide the Company with the expertise that the Company needs to remain at the forefront of seafloor exploration and production.

Competitive Conditions

The Company has undertaken studies including mine planning, materials handling, transportation, metallurgical testing and processing studies. These studies will assist the Company in finalising its capital and operating expenditure estimates and thereby assessing its competitive position in the marketplace.

First Mover Advantage

Nautilus is the first publicly listed company to commercially explore the ocean floor for copper, gold, silver and zinc rich SMS deposits. Management believes that it has a time and knowledge advantage over both current and future competitors. This advantage will exist in researching and identifying potential high grade resource targets, establishing relationships with key corporate and political partners that are necessary to explore and develop the seafloor properties, obtaining key permits and licences, and developing technologies, knowhow and experience in this emerging new industry.

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Use of Existing Technologies

The design of the Seafloor Production System is based on the adaption of technologies that exist in the offshore (deepwater) oil and gas, telecommunications, trenching, marine dredging and land based mining industries. While equipment will need to be customized, key elements of the equipment have an existing analogue within the above industries. Based on engineering work completed to date for the Company, and recent advances in subsea engineering, largely driven by the petroleum and telecommunications industries, Nautilus believes that it has, or can further develop over the course of time with adequate financing, the necessary equipment and technology to explore for, develop and extract SMS material economically.

Key Licences and Permits Secured

The Company has been successful in obtaining the key licences and permits required to commence production at the Solwara 1 Project. In 2009, Nautilus received the Environmental Permit for the development of the Solwara 1 Project from the CEPA of PNG for a term of 25 years. In January 2011, Nautilus received the Mining Lease which covers the Solwara 1 Project area and has an initial term of 20 years.

Commitment to Responsible Development

The Company is committed to responsible development and to continual improvement in its performance and efficient use of natural resources. The Company has developed and will continue to implement and maintain management systems for health, safety and environment that are consistent with internationally recognized standards. Nautilus believes that seafloor resource production offers advantages over typical land-based mining from health, safety, environmental and social points of view.

Opportunities to Grow Resources and Increase Value

Management believes that it will have opportunities through further exploration to expand its mineral resource base both at the Solwara 1 Project and on other properties where research and exploration support the presence of seafloor massive sulphides.

Experienced Management Team and Board

The Company has an experienced management team and Board with knowledge in areas that are relevant to the development of the world's first seafloor resource production project. See a description of the directors and executive officers below under "Directors and Officers".

For further detail relating to competitive conditions, refer to "Risk Factors – Competition".

New Products

No new products have been publicly announced.

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Products, Services and Components

Seafloor Production System

When Nautilus’ Seafloor Production System is ultimately developed, the Company intends to deploy it first at the Solwara 1 Project. The Seafloor Production System will comprise the following elements:

•	Seafloor Production Tools (SPTs)

•	Riser and Lifting System (RALS), including the Subsea Slurry Lift Pump (SSLP)

•	Production Support Vessel (PSV) with Dewatering Plant (DWP)

•	Load-out and transportation to a third party processing facility for toll treatment or direct sales

SPTs will be used to excavate the massive sulphide material from the seafloor. The excavated material will be pumped as slurry to the PSV via the RALS. The pumped slurry will be dewatered at surface and the solid material eventually offloaded into bulk carriers for transportation to a concentrator treatment plant for subsequent processing and/or direct sales. The following diagram provides a graphic of Nautilus' intended Seafloor Production System.

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Nautilus Minerals Inc – Annual Information Form 2014	Page 26

Seafloor Production Tools

The development of the SPTs is based on the consolidation of technologies that exist in the offshore (deepwater) oil and gas, telecommunications, trenching, marine dredging and mining industries. While the precise design of this equipment will be bespoke, each element of the equipment has an existing analogue within the above industries.

The current approach for SPTs is analogous to surface mining systems where it is common for a flexible and mobile machine to prepare the site which is usually followed by a separate dedicated bulk production system. Due to the topography of the site at the Solwara 1 Project and other typical terrain, three different SPTs are intended to be used, namely the auxiliary cutter, bulk cutter and collection machine.

Auxiliary Cutter

The auxiliary cutter is primarily designed to access and prepare level landing and work areas. It has a design length of 15.8 m, width of 6.0 m, a height of 7.6 m and a weight in air of 245 tons. The auxiliary cutter is designed to pump overburden away from the mine site and to pump cut materials to a central seabed location as required. A photograph of the auxiliary cutter, as assembled, is shown below.

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Bulk Cutter

The bulk cutter is designed to cut at higher productivities in the prepared areas. It has a design length of 14.2 m, width of 4.2 m, a height of 6.8 m and a weight in air of 310 tons. The bulk cutter is also designed to pump cut materials to a central seabed location as required. A photograph of the bulk cutter, as assembled, is shown below.

Collection Machine

The collection machine is designed to gather the cut material from the seafloor and pump it to the RALS. It has a design length of 16.5 m, width of 6.0 m, a height of 7.6 m and a weight in air of 175 tons. A photograph of the collection machine, as assembled, is shown below.

A contract is in place for the design and supply of the SPTs with Soil Machine Dynamics, a market leader in offshore / subsea trenching and remotely operated vehicles. The build of the equipment is nearing completion. An extensive period of trials and testing has been conducted during the design and early build stages of the Solwara 1 Project. Further proving trials will be carried out on completion of factory acceptance testing before on site commissioning commences.

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Riser and Lifting System (RALS)

The RALS is a critical component to the Solwara 1 Project development plan. Components and technology of the system will be adapted from the well established offshore oil and gas (drilling and production) industry. An engineering, procurement, construction management (EPCM) contract with Technip USA Inc. was put in place for the over-all system design (which contract has now been completed) and a supply contract with GE Hydril was put in place for the design and build of an SSLP.

Production Support Vessel (PSV)

The PSV will be the floating platform for the mobilization and remote operation of production machinery operating on the seafloor at water depths of approximately 1,700 meters and will provide on board storage for approximately 45,000 tonnes of material. The PSV is similar to vessels that service the large markets of subsea construction, drilling and production for the offshore oil and gas industry.

An image of the PSV, as it is designed, is shown below.

Dewatering Plant (DWP)

The DWP process design is based on well known and well established technology from the mineral processing industry. A design study for the DWP was performed originally by Parsons Brinkerhoff. A DWP detailed design has been completed by DRA Pacific, the Australian subsidiary of a South African materials handling and minerals processing specialist with experience in the offshore diamond mining industry. This design is now subject to review and revision to suit the final PSV layout and space availability. A further contract for this review and revision has been awarded to DRA Pacific. DRA will also provide construction management during the fabrication of the DWP.

The unit processes within the DWP flow sheet and the equipment selected are generally consistent with normal design practice.

Nautilus Minerals Inc – Annual Information Form 2014	Page 29

Intangible Properties

Tenements

Nautilus has approximately 223,000km² of granted tenements, and approximately 200,000km² of applications for tenements in the territorial waters and EEZ of Papua New Guinea (PNG), Tonga, Solomon Islands, Fiji, New Zealand, Vanuatu and an area comprising the Clarion-Clipperton Zone (CCZ) (refer to Table 1).

As at December 31, 2014, Nautilus held three (3) granted exploration licences and one (1) granted mining lease in Papua New Guinea, totaling 820km2. Exploration licences in PNG are granted for two years and are renewable for a further two years if the Company complies with the Papua New Guinea Mining Act 1992. This compares with 28 granted exploration licences and one (1) granted mining lease, as at December 31, 2013, for a total area of approximately 10,800km2. The reduction in tenement area in PNG during 2014 is as a result of ongoing rationalization.

As a result of the introduction of a revised upper area limited under the Tonga Seabed Minerals Act 2014, a number of the 16 tenements originally granted were split, so the Company now has 25 granted tenements in Tonga. These 25 granted tenements were also subject to statutory partial reduction, which took effect in late 2014.

Table 1: Current Tenements as at December 31, 2014

Location	No.	Total area	Granted	Granted Area (km2)	Applications	Application area (Km2)
PNG - Bismarck Sea*	5	1,328	4	820	1	508
PNG - New Ireland Arc	5	12,788	0	0	5	12,788
Solomon Islands	61	36,116	61	36,116	0	0
Tonga	55	180,974	25	49,096	30	131,878
Fiji	15	60,370	15	60,370	0	0
New Zealand	1	52,818	0	0	1	52,818
Vanuatu	61	3,612	41	1,790	20	1,822
ISA - CCZ nodules	1	74,713	1	74,713	0	0
TOTAL	204	422,719	147	222,905	57	199,814

* Includes the mining lease in PNG, ML154

Nautilus considers the tenements, licences and mining lease to be very significant to its business. Nautilus has been successful in discovering SMS deposits on these tenements in the past.

Intellectual Property

Nautilus has made application in respect of certain patents relevant to its plan to mine SMS systems. There are 16 suites of patents in which the Company has an interest, filed in multiple jurisdictions relevant to the Company’s intended SMS operations and which are at varying stages of application and/or grant. The suites of patents are identified below.

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Patent title
1.	A System for Seafloor Mining
2.	System and Method for Seafloor Stockpiling
3.	A Method and Apparatus for Auxiliary Seafloor Mining
4.	A Method and Apparatus for Bulk Seafloor Mining
5.	Apparatus and Method for Seafloor Stockpiling
6.	Deep Sea Mining Riser and Lift System
7.	System and Method of Utilizing Monitoring Data to Enhance Sulphide Production for Deepwater Mining System
8.	Overload Release/Reactive Device
9.	Installation Method of Flexible Pipe with Subsea Connector, Utilizing a Pull Down System
10.	Surface Prepared Drill Fluid Delivery System
11.	A Disconnectable Method and System for Seafloor Mining
12.	An Apparatus, System and Method for Actuating Downhole Tools in Subsea Drilling Operations
13.	An Apparatus and Method for Subsea Testing
14.	A Method of Testing using a Remotely Operated Vehicle
15.	A Collection Apparatus and Method
16.	Production Support & Storage Vessel

Cycles

The profitability of mining operations is significantly affected by changes in the market price of copper, gold, silver, zinc and other minerals and the cost of labour, steel, power, petroleum fuels and oil. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in base metal, precious metal and oil prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of copper, gold, silver, zinc and other minerals, steel and oil has fluctuated widely in recent years.

Nautilus Minerals Inc – Annual Information Form 2014	Page 31

Economic Dependence

Nautilus’ current business plans include and are substantially dependent upon sourcing sufficient funds to complete the build of the Seafloor Production System. There is no one contract upon which the Company's business is substantially dependent.

Changes to Contracts

Under the PNG Equity Agreement, the State retains options to take up to a further 15% interest in the Solwara 1 Project by paying certain amounts that are the product of a formula. The options are exercisable in tranches of 5%, expiring six, nine and 12 months from the date of completion of the PNG Equity Agreement, being December 11, 2014. The Company is not aware of any other aspect of its business that the Company reasonably expects to be affected in the current financial year by renegotiation or termination of contracts or sub-contracts.

Environmental Protection

On December 29, 2009 the Environmental Permit for the Solwara 1 Project was approved by the DEC.

Prior to obtaining an Environment Permit, which is a permit that must be obtained before the grant of a Mining Lease, the Company must complete a rigorous process which has the following steps:

1.	Submission and approval by the CEPA of the Environmental Inception Report;
2.	Environmental Impact Assessment ("EIA");
3.	Submission and approval by the CEPA of the Environmental Impact Statement ("EIS"); and
4.	Submission and approval by the CEPA of the Environment Permit Application.

To enhance transparency, and provide access to information, Nautilus maintains its CARES ("Community Accountable, Responsible Environmentally and Safe") website. The website provides information on the EIS, including the full EIS report, supporting studies, background information and commonly asked questions and answers. In addition to this, the Company conducts regular community consultation programs and holds multi-stakeholder expert workshops.

The Company has an Environmental Policy supported by an Environmental Management System. The Company’s objective, as stated in the Environmental Policy, is to minimize the environmental impact of the Company’s activities whilst contributing positively to the sustainable future of the communities in which the Company intends to operate. The Company’s Environmental Management System provides a framework for continual environmental improvement and has been developed in line with the principles in the international standard for Environmental Management Systems, ISO 14001:2004.

See also "Social and Environmental Policies" below.

Employees

As at the end of the 2014 financial year, the total number of employees in the Nautilus group calculated on a full time equivalent basis was 61.

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Foreign Operations

The Company’s main geographic focus is in the western Pacific Ocean with the majority of work to date completed in the territorial waters and the EEZ of Papua New Guinea and Tonga.

In 1997, Papua New Guinea became the first country in the world to grant exploration licenses, or tenements, for the exploration of SMS deposits. The tenements are either known to host or are considered prospective for base and precious metal SMS mineralization.

As at December 31, 2014 Nautilus had approximately 223,000 km2 of granted tenements in PNG, Tonga, Vanuatu, Fiji, the Solomon Islands and the CCZ, and approximately 200,000 km2 of tenements and applications in the territorial waters and EEZ of Papua New Guinea, Tonga, New Zealand and Vanuatu constituting, in the aggregate, 100% of the Company's tenements.

Social and Environmental Policies

Nautilus is committed to responsible development. Health, safety, environment and community responsibilities are integral to the way we do business. The Company is committed to continual improvement in its performance and efficient use of natural resources.

Wherever the Company operates, its goal is to develop, implement and maintain management systems for health, safety, environment and the community that are consistent with internationally recognized standards and enable it to:

•	develop its people and provide resources to meet its targets;

•	identify, assess and manage risks to employees, contractors, the environment and communities;

•	strive to achieve leading industry practice;

•	provide written procedures and instructions to ensure safe systems of work;

•	meet and, where appropriate, exceed applicable legal and other requirements;

•	set and achieve targets that include reducing and preventing pollution;

•	support the fundamental human rights of employees, contractors and the communities in which Nautilus operates;

•	respect the traditional rights of indigenous peoples;

•	care for the environment and value cultural heritage; and

•	provide information, instruction, training and supervision where appropriate to employees, clients, visitors and contractors to ensure their safety.

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Environmental Impact and Social Footprint

Nautilus intends to develop SMS deposits in the Bismarck Sea and elsewhere using methods that are socially acceptable, environmentally responsible, technologically achievable and economically viable. Nautilus has adopted a corporate and social responsibility policy. Nautilus intends that the Solwara 1 Project will implement the PNG resource development policy in a manner consistent with current PNG legislation and national goals and Nautilus' own policies and standards.

Seafloor resource production presents a potential new source of income and growth for PNG from a resource that has yet to be utilised. The Solwara 1 Project will bring benefits in the form of royalties and improvements in PNG's balance of trade and potential will be generated for new industrial development that can have positive social and economic effects within PNG. It should be noted that these benefits could be maintained, not just for the nominal project life, but for many years to come, as this new industry of seafloor resource production unfolds.

Extraction of resources from the seafloor opens new concepts in technology and environmental management practices. The location of mineralized material on (or immediately below) the seafloor avoids the need for large scale pre-stripping or land clearance activities and the associated handling of large volumes of overburden normally involved in land-based mining. The technologies proposed for the recovery of material and its transfer to the surface support vessel are proven in other offshore (deepwater) oil and gas, telecommunications, trenching, marine dredging and mining industries and, upon completion, all seafloor and surface production infrastructure can simply be relocated to other areas.

The Seafloor Production System has been carefully designed to not expose coastal reefs or fisheries to material from seafloor operations. Nautilus has completed extensive scientific research of the area, and the results of such research shows the seafloor at the Solwara 1 Project to be dynamic, and that the geothermal energy responsible for forming the SMS deposits cannot be extinguished by extraction operations.

Observations from the Company's own research (see "Environmental Impact Statement and Permit" below) showed venting and new chimney lattice structures starting to reform shortly after disturbance, and subsequent colonisation by animals, which could present opportunities for both natural and enhanced recovery of worked areas. Being the proponent of the first seafloor resource production of its kind, Nautilus has, with the assistance of the scientists involved, committed to a number of mitigation measures aimed to ensure the protection of biodiversity and to demonstrate the ecological acceptability of the operation.

Furthermore, all of Nautilus' operations are expected to occur at sea beyond the horizon, minimizing any direct impact to local land-based communities.

Environmental Impact Statement and Permit

The Solwara 1 Project is a 'Level 3' activity under the PNG Environment Act 2000, (Section 53) which requires that an EIS be submitted to the PNG CEPA. Nautilus appointed Coffey Environments (formerly Coffey Natural Systems (Australia)) as the lead consultant for the EIA / EIS process.

The Solwara 1 Project environmental footprint consists mainly of a single PSV (with attendant support vessels) and precision production machinery operating on an area proposed for extraction of approximately no more than 0.1km 2. There are no issues with respect to the surface rights of individual landowners or occupants.

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In the EIS, Nautilus has proposed to discharge water from dewatering operations close to its point of origin at depths between 25 to 50 m above the seafloor to avoid any direct exposure or impacts on surface ecosystems. Nautilus’ extensive work indicates that the processes of extraction and dewatering will therefore not affect the pelagic tuna, tuna fisheries or near-shore coral reefs.

Potential impacts to surface pelagic animals are considered to be minor, and may result from the presence of the surface vessels and their normal operations, including lighting, underwater noise and routine discharges (in compliance with relevant maritime acts and regulations). These impacts are similar to shipping generally and to the exploration surveys already completed.

In an effort to enhance scientific knowledge while meeting the needs of the EIA process, Nautilus engaged international scientific experts to design and conduct a number of environmental studies for the Solwara 1 Project, which are outlined in the EIS, available on SEDAR.

The main objectives of the EIS were to understand the existing environment, potential impacts due to the proposed extraction and how to mitigate significant impacts.

In August 2009, the CEPA granted 'Approval in Principle' for the Solwara 1 Environmental Impact Statement. The Approval signalled the completion of internal and independent external reviews of the EIS by the CEPA. The Solwara 1 Project Environmental Permit was granted on December 29, 2009 for a term of 25 years. The next steps for Nautilus are to prepare the project Environmental Management Plan for submission and approval by the CEPA three months prior to project commissioning. As part of this process Nautilus is currently completing a number of additional studies in order to further understand the natural variation in environmental conditions in the Project area, and to determine any long term trends in environmental data from monitoring data collected since the EIS was completed. In keeping with Nautilus’ commitment to transparency and the advancement of scientific knowledge, these studies will be made publicly available following their finalisation.

Stakeholder Consultation

Unlike other mining projects in PNG, the Solwara 1 Project does not impact individual landowners or occupants. Initial investigation of the social environment revealed that no customary land ownership exists at any of the proposed project locations.

Under PNG law, the Solwara 1 deposit is owned by the State of PNG. Social awareness and general acceptance of the Solwara 1 Project is important for its successful operation. To this end Nautilus currently maintains regular contact with regional stakeholders and government agencies through stakeholder awareness programs which aim to keep all parties informed of project development progress and to understand any new concerns.

Nautilus has also followed (and continues to undertake) a public consultation process that involves extensive interactions with stakeholder groups. Consultation with communities in New Ireland and East New Britain Provinces and other provinces in PNG, NGOs, the international scientific community and other stakeholders has included formal meetings, presentations and workshops. Over 20,000 community members have attended the Company’s community engagement meetings in PNG in relation to the Solwara 1 Project. Additionally, there has been ongoing regular consultation with the national and provincial governments of PNG.

Nautilus Minerals Inc – Annual Information Form 2014	Page 35

Environmental Impact and Social Footprint Highlights

Nautilus notes that seafloor resource production offers advantages over typical land-based mining from health, safety, environmental and social points of view. Nautilus believes the benefits of seafloor resource production include but are not limited to:

•	Limited social disturbance: seafloor operations do not require the social dislocation common to land-based operations with the resulting impact on culture or disturbance of traditional lands

•	Reusable infrastructure: Operations will be limited to a PSV and SPTs which can be re-used for future projects unlike many aspects of land-based operations

•

Minimal overburden or stripping: the mineralization generally occurs directly on the seafloor and will not require large pre-strips or overburden removal common to many land based mining operations where commonly up to 75% of the material moved is waste

•	Minimal footprint: the high-grade of material that will be extracted, along with the minimal amount of overburden, will result in a very small physical footprint

•	Limited processing waste: the high-grade material and gold-bearing pyrite by-products present in the material stream mean there will be limited, if any, mineral processing waste

•	Increased worker safety: the operation is controlled remotely from the PSV, not requiring operators to be exposed at the cutting face

Nautilus Minerals Inc – Annual Information Form 2014	Page 36

MINERAL PROJECTS

Solwara Project

In accordance with Section 5.4 of Form 51-102F2, the following is a reproduction of the summary from the Solwara 1 and 12 Report, which summary has been updated and conformed to be consistent with other disclosure within this Annual Information Form.

The Solwara 1 and 12 Report is available on SEDAR under Nautilus' profile at www.sedar.com and is incorporated by reference in this Annual Information Form (see "Documents Incorporated by Reference").

Summary of the Solwara 1 and 12 Report

The Solwara 1 Seafloor Massive Sulphide (SMS) deposit is located in the Bismarck Sea Property (Figure 1), at latitude 3.789° S and longitude 152.094° E, approximately 50km N of Rabaul (Figure 1). The Solwara 12 SMS deposit is located at latitude 3.708° S and longitude 151.882° E, approximately 65km NW of Rabaul (Figure 1). The deposits contain significant resources of massive base metal sulphides, Au and Ag.

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Nautilus Minerals Niugini Ltd (a wholly owned subsidiary of the Company holds title over the Solwara 1 deposit through ML154 (granted in January 2011). EL1196 has been held since 1997.

The Solwara 1 deposit is a stratabound SMS that occurs on the flank and crest of a sub-sea volcanic mound which extends about 150m to 200m above the surrounding seafloor. The average depth of the deposit is about 1550m below sea level. The slopes of the mound are relatively steep and interrogation of a coarse DTM (Digital Terrain Model) indicates slopes are generally in the range of 15º to 30º but can be locally steeper. There are some flatter areas near the crests of the ridges where much of the deposit is located.

The sub-surface geological sequence at Solwara 1, from the top down, may be summarized as:

Unconsolidated sedimentary rocks (lithology code SS). These typically comprise of dark grey clays and silts ranging in thickness from 0 to 5.62m, with an average of about 1.94m in the core holes. Due to the softness and low cohesiveness of this material, drilling recovery is commonly low in this domain;

Consolidated sedimentary rocks (lithology code SC). These typically comprise a layer of pale to dark grey, lithified volcanic sandstone varying from 0 - 4m thick and averaging 1.54m thick.

Mineralised and sulfate altered sedimentary rock (lithology code PT). A distinctive layer of pale to dark grey, fine to medium grained consolidated volcaniclastic sands with an average thickness of 1.1m but locally can be up to 6m thick. The sediments are interpreted to have been flooded by hydrothermal fluids that have precipitated a cement of opaline silica, sulfide and sulfate minerals.

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Sulfide-dominant rocks (lithology code RI) and conduit facies (lithology code CF). This is the main mineralisation horizon and it varies in thickness from 0 – 29m in the holes drilled to date. It consists mainly of pyrite and chalcopyrite, with variable amounts of anhydrite and barite.

Clay and sulfate-dominant rocks (lithology code RC and RA). The footwall to the mineralisation commonly consists of altered volcanic rocks in which most of the primary minerals and textures have been altered to clays, anhydrite, barite and disseminated sulfide. These rocks are commonly weak and core recovery is commonly low in this domain.

Local variations occur in this sequence. In addition, areas of relatively fresh lava rock form the lateral boundaries or locally overlie small areas of the mineralised domains.

Sulfide-rich chimneys are generally up to 10m in height, but have been recorded up to 15m high, and occur on the surface of the deposit. The majority of chimneys occur in several discrete chimney 'fields' separated by unconsolidated sediments (and locally by volcanic flows). Scattered chimneys occur between the main fields.

There is localised hydrothermal activity at Solwara 1. The location of venting chimneys has been identified from video footage and this venting has been shown to be episodic.

The Solwara 12 prospect is located in EL1374, 25 km NW of Solwara 1 and was discovered by Nautilus during the Fugro Solstice Target Generation and Target Testing program in 2009. In addition to the size of the mapped chimney field, an ROV based geophysical survey indicated both an electromagnetic and a self-potential anomaly within this area. High base and precious metal grades were returned from assayed chimney samples.

The Solwara projects have been explored by ROV dive videos, bathymetric surveys, geophysical techniques, surface sampling and by core drilling. In order to establish the extent and nature of deeper mineralisation at Solwara 1, Nautilus completed four drilling programs between 2006 and 2011.

In 2006, diamond core holes were drilled from the DP Hunter vessel from the surface at 35 locations. Core recovery was generally poor. Although the samples were generally not of sufficient quality for resource estimation, the drillholes demonstrated the presence of widespread massive sulfide mineralisation. In addition to the core drilling data, chimney samples were collected from the seafloor. These demonstrated high grade Cu, Au, Zn and Ag mineralisation. Downhole geophysics conducted at the time confirmed that the Cu-rich mineralisation is very conductive and could be expected to respond well to electromagnetic methods (EM).

In 2007 Nautilus conducted a six month field campaign over Solwara 1 during which further chimney sampling and a comprehensive diamond drilling program was completed. Two ROV operated drill systems were deployed, which significantly improved drill core recovery and efficiency. The ROV drills utilised a conventional drilling system and reached depths up to 18 m below the seafloor. At completion of the drilling campaign, 111 holes for a total drilling length of 1084 m were completed, from which 1432 samples were sent for assay (including quality control samples). A total of 362 geotechnical tests and over 680 density measurements on drill core samples, and 86 density measurement on chimney samples were conducted on the ship. A further 90 geotechnical tests were also conducted within onshore laboratories. This data was supplemented by a high resolution 20cm x 20cm bathymetric survey, and the world’s first underwater mineral delineation electromagnetic (EM) campaign. Detailed environmental monitoring and sampling was also carried out to provide input into environmental assessment studies, and the companies Environmental Impact Statement (EIS) to support the mining lease application.

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The core recovery in the massive sulfide domain was much improved and the drilling results clearly demonstrated the continuity of sulfide mineralisation across the Solwara 1 deposit. In addition over 80 chimney samples were collected. An extensive geotechnical testing program on drill core and chimney samples provided confidence on average density and geotechnical parameters of the mineralisation at Solwara 1. Independent audit of the logging confirmed the widespread occurrence of significant chalcopyrite mineralisation in the chimneys and drill core, broadly consistent with the Cu geochemical analyses.

The 2007 core and chimney samples were placed in sample bags which were then sealed and packed into large plastic boxes using tamperproof numbered cable ties. The boxes were dispatched to ALS Laboratory Group, an independent NATA certified, commercial laboratory, in Australia for customs and quarantine clearance, and geochemical analysis. Some consignments of the boxes were opened and inspected at ALS in Townsville by Golder staff. The samples were examined for any evidence of contamination of the sample bags or tampering; none was observed. Thereafter, the samples remained in the custody of ALS during preparation and analysis.

Cu, Ag, Pb and Zn were measured by ore-grade analysis using inductively coupled plasma atomic emission spectrophotometry (ICP-AES) following an aqua regia digest. Au was analysed by fire assay using a 30g charge and an atomic absorption spectrophotometry finish. Due to the high sulfide content, the fire assay charges were reduced for many samples.

In addition to ALS internal quality control procedures, Nautilus carried out its own checks on laboratory performance by inserting duplicates, blanks, certified reference materials (CRM) and matrix-matched secondary reference material (SRM) into each batch of samples.

There were some sporadic instances of minor contamination of samples during sample preparation but there was no evidence of systematic problems. The contamination levels and frequency pose only a minor risk to the resource estimate. The results of the duplicate sampling showed that the mineralisation is relatively inhomogeneous, which is consistent with the coarse grain size of the sulfide mineralisation and the irregular nature of anhydrite distribution. The results of analysis of CRM samples show that the analytical data is adequate for estimation of Inferred and Indicated Resources of Cu, Au, Ag and Zn. The results of the analysis of the SRM supported the CRM results. In the author’s opinion the sampling, sample preparation, security and analytical procedures were satisfactory for mineral resource estimation.

Over 680 dry bulk density measurements were made on core samples from the 2007 drilling program. A caliper method and a water displacement method based on Archimedes Principle were used. Analysis of the paired results from the two methods showed that there was no significant difference between the results produced by the two methods. Dry bulk density values were measured for 9 rock types. Nautilus measured the dry bulk density of 86 samples from 49 individual chimneys using a simple water displacement method, and checked these results with duplicate measurements using a second water displacement method based on Archimedes principal.

A program to drill and obtain representative samples for metallurgical assessment was designed. In all 24 holes were drilled for metallurgical assessment at sites chosen to provide a representative selection of material types. In addition, 28 chimney samples spread across the deposit, totalling 100 kg, were collected. The drill core and chimney samples were cleaned in fresh water, dried, vacuum sealed, placed in a nitrogen purged container, and shipped to Ammtec Laboratories (Ammtec) in Perth, Australia.

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During the 2007 campaign, Nautilus successfully trialled and then deployed an ocean floor electromagnetic (OFEM) system over Solwara 1. The system is a controlled source method that measures electromagnetic fields associated with induced subsurface electrical currents. It was designed and built for the purpose of delineating areas of near-surface Cu rich massive sulfides on the seafloor. The survey delineated a conductivity anomaly that correlates extremely well with the 2007 drillhole data and was used to aid the interpretation of the geology.

The exploration work in 2006 and 2007 enabled a 3-D geological model of the Solwara 1 deposit to be constructed. Geological modelling was carried in two stages: (1) sectional interpretation followed by wireframing to form triangulated surfaces of the sub-chimney lithology; and (2) a floating circle approach to model the base of chimneys.

To resolve differences between the drillhole collars and the final bathymetric surface, the drillholes were registered to the bathymetric surface prior to sectional interpretation.

Block grade estimation employed unfolding techniques and hard boundaries between stratigraphic domains. Due to the amount of core loss and the irregular sampling intervals compositing was not undertaken. However, to account for the variable sample lengths, samples were length-weighted during block grade estimation. Drillhole data used for resource estimation was capped at variable Cu, Au, Ag and Zn grades appropriate for the stratigraphic domain. Downhole and omni-planar correlograms were used to determine three-dimensional continuity of mineralisation. Cu, Au, Ag and Zn grades for 10 x 10 x 0.5m blocks were estimated by ordinary block kriging (OK).

Validation of the resource block model included: (1) on-screen visual comparisons with the drillhole data; (2) statistical checks between declustered data and OK estimates; and (3) an alternative inverse distance weighting estimate. No obvious errors or inconsistencies were observed. Vertical discontinuities that were observed were related to the interpreted stratigraphic contacts that were used as a hard boundaries during block grade estimation.

The modelling work resulted in a maiden resource estimate, as at December 22, 2007, for Solwara 1 of over 2 million tonnes at a 4% Cu cut-off grade (Lipton, 2008).

In 2008 a scout drilling campaign was carried out at the Solwara 1, 4, 5, 6, 7, 8 and 10 prospects, completing an additional 31 diamond holes for a total advance of 176m. During this campaign, Nautilus also discovered buried mineralisation at the Solwara 1 North Zone while drill testing ocean floor EM anomalies proximal to the Solwara 1 outcrop. The limited number of drill holes at Solwara 1 was not sufficient to materially alter the mineral resource estimate.

Additional work carried out in 2009/2010 included relogging of the remaining drill core, and factor analysis of the geochemical data which enabled better differentiation of the main rock types.

The 2010/11 drilling program, conducted from the MV REM Etive, primarily focused on deeper drilling because many of the 2007 and 2008 drill holes at Solwara 1 had ended in high grade mineralisation. Other improvements included a larger diameter drill core to improve sample size; a wire-line drill string to drill deeper holes more efficiently; an improved casing capability to enable deeper holes; and an improved landing system to handle the rugged terrain better.

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SGS Australia Pty Ltd managed and ran an independent onboard sample preparation facility for the 2010/11 REM Etive drilling program. No aspect of sample preparation was conducted by an employee, officer, director or associate of Nautilus. All core samples underwent a sample preparation process similar to that used in 2007 and 2008. Under a documented chain of custody, sealed boxes of pulps were transferred to shore in Kokopo, PNG, and were then sent via TNT Air Cargo to SGS’s analysis facility in Garbutt (Townsville), Australia. Sample assaying was completed by NATA accredited laboratories of SGS Australia Pty Ltd.

Cu, Ag, Pb and Zn were measured by ore-grade analysis using inductively coupled plasma optical emission spectrophotometry (ICP-OES) following an aqua regia digest. Au was analysed by fire assay using a 30g charge and an atomic absorption spectrophotometry finish.

In addition to SGS internal quality control procedures, Nautilus carried out its own checks on laboratory performance by inserting duplicates and CRMs into each batch of samples. The results of the quality control checks were similar to the 2007 program. In the author’s opinion the sampling, sample preparation, security and analytical procedures were satisfactory for mineral resource estimation.

The 2010/11 drilling program has increased the available geological knowledge at Solwara 1 and demonstrated continuity of high grade mineralisation in the North Zone and at Solwara 12.

The additional core data obtained for Solwara 1 enabled the resource model to be updated and a maiden resource estimate for Solwara 12 to be made. The resource modelling and estimation techniques used for the Solwara 1 resource estimate in 2007 were used for the new Solwara 1 and Solwara 12 resource estimates. Table 1 and Table 2 show the results of the resource estimation for the Solwara 1 (including the North Zone) and Solwara 12 deposits as of 25th November 2011. The results are declared using a 2.6% Cu equivalent cut-off.

The mineralisation classified as Indicated Mineral Resource was tested by drillholes spaced from less than 10m to a maximum of approximately 50m. Within the Indicated Mineral Resource, most of the blocks were estimated in the first estimation pass and the core recovery in the intercepts used to estimate the blocks was generally greater than 70%. In the area classified as Inferred Mineral Resource the drillhole spacing ranges up to 200m, but is generally less than 100m, and the core recovery was more variable. At the present time chimney material, where estimated, has been classified as Inferred Resource. The main criteria for this lower classification is that chimney sampling was limited to pieces of chimney that could be broken off from the mounds and that the internal grades have not been suitably tested.

Table 1: Mineral resource estimate for Solwara 1 and 1 North at 2.6% Cu equivalent cut off

Area	Class	Domain	Tonnes (kt)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)
1	Indicated	Sulfide dominant	1030	7.2	5.0	23	0.4
		Chimney	80	11.0	17.0	170	6.0
	Inferred	Consolidated Sediment	27	4.1	4.5	49	1.4
		Sulfide dominant	1330	8.1	5.8	25	0.6
		Inferred Total	1440	8.2	6.4	34	0.9
1 North		Consolidated Sediment	14	2.8	9.1	81	3.4
	Inferred	Sulfide dominant	65	7.8	7.5	49	1.3
		Upper footwall	21	2.8	1.1	5	0.2
		Inferred Total	100	6.0	6.3	43	1.3

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Area	Class	Domain	Tonnes (kt)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)
Total	Indicated	-	1030	7.2	5.0	23	0.4
	Inferred	-	1540	8.1	6.4	34	0.9

Note: rounding may result in errors in reproducing the totals from the individual components shown in this table. Solwara 1 and 1 North estimated using OK.
Cu Equivalent CuEq = 0.915*Cu + 0.254*Au + 0.00598*Ag

Table 2: Mineral resource estimate for Solwara 12 at 2.6% Cu equivalent cut off

Class	Domain	Tonnes (kt)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)
Inferred	Sediments	46	2.9	2.0	35	2.2
	Sulfide dominant	185	8.4	4.0	61	4.0
	Upper footwall	0.7	3.7	0.7	13	0.3
	Inferred Total	230	7.3	3.6	56	3.6

Note: rounding may result in errors in reproducing the totals from the individual components shown in this table. Solwara 12 estimated using OK. Cu Equivalent CuEq = 0.915*Cu + 0.254*Au + 0.00598*Ag

Golder considers that the following risks may materially influence the resource estimate:

•

Several drillholes at Solwara 1 ended in massive sulfide material. In such instances, and where no adjacent drillhole information was available from which the true thickness could be reasonably interpreted, the base of the drillhole was interpreted to be the base of the massive sulfides. The massive sulfide resource is therefore open at depth in some areas.

•

Drillhole intercepts in the unconsolidated sediment suggested that this domain contains some material above cut-off grade. Whilst this may be likely in the form of chimney rubble or interstitial sulfide precipitation, this material has been excluded from the resource estimate at Solwara 1.

•

Few drillholes were located on the exposed chimney mounds due to difficulty in landing on these structures. Consequently, the block grade estimates for interpreted massive sulfide material below these mounds is based on holes drilled adjacent to these mounds. It is possible that the massive sulfide material beneath the chimney mounds may have a different mineralogical composition being closer to the interpreted mineralising fluid source.

•

Core loss in the massive sulfide domain could result in estimation bias if the core loss was preferentially related to low or high grade material. Close-spaced (<5m) drilling for metallurgical and geotechnical samples suggests that the probability of such preferential core loss is low.

•

Significant lateral extrapolation of massive sulfide mineralisation to the boundaries of the EM anomaly was supported by all holes drilled in 2007. However, drilling in 2010/11 of the EM anomaly in part of the eastern zone failed to intersect significant thickness of sulfide mineralisation. A proportion of the Inferred Resource relies on the EM anomaly in areas that have not been tested by drilling. Furthermore, it is not possible to determine the thickness of the conductor sulfide material from the EM data, thus, the interpreted thickness of massive sulfide in areas distant to drilling is of low confidence.

•

The higher-grade chimney mounds have only essentially been surface sampled by breaking off protruding chimney pieces. The interpreted depth of the chimney mounds is based on an automated algorithm that produces a truncated bathymetry that is considered geologically reasonable. However, until these mounds are tested by drilling their grade, density and depth should be considered of low confidence. If the chimney mound/massive sulfide interface is not correctly positioned then the risk to the contained metal is considered to be low to moderate as the higher grade/lower density chimney material would most likely be substituted by lower grade/higher density massive sulfide material.

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•

The work to date at Solwara 1 and Solwara 12 has demonstrated the presence of massive sulfide mineralisation and has been sufficient to define Indicated and Inferred Resources. There remains potential for the discovery of additional resources in feeder zones extending down the main hydrothermal pathways or in buried (stacked) lenses. Subject to further mine planning and economic evaluation, the qualified person is of the opinion that the following work is warranted:

•	Infill drilling with the aim of converting Inferred Resources into Indicated Resources at Solwara 1 and Solwara 12. Further work to improve the core recovery is required.

•	Deeper drilling in the areas in which the sulfide dominant domain still remains open at depth, with the aim of identifying additional, deeper resources or improving confidence.

•

If higher confidence and the definition of Measured Resources are required, further investigation of methods of geochemical analysis and reassaying of sample pulps may be necessary in order to improve the accuracy and precision of the Ag and Zn analyses and estimates.

•	Metallurgical testwork on samples from Solwara 12.

Clarion-Clipperton Zone Project

In accordance with Section 5.4 of Form 51-102F2, the following is a reproduction of the summary from the Updated CCZ Report, which summary has been updated and conformed to be consistent with other disclosure within this Annual Information Form.

The Updated CCZ Report is available on SEDAR under Nautilus' profile at www.sedar.com and is incorporated by reference in this Annual Information Form (see "Documents Incorporated by Reference").

Summary of the Updated CCZ Report

The CCZ is a large, extensive deposit of polymetallic nodules in the tropical north Pacific. The nodules are located on the seafloor at depths of 4 000 to 6 000 m and have significant grades of Mn, Ni, Cu, and Co as well as lower grades of a range of other metals of interest.

Since the CCZ deposit is situated within international waters, exploration and development of the deposit is regulated by the ISA. The ISA is an autonomous international organization established under the 1982 United Nations Convention on the Law of the Sea and the 1994 Agreement relating to the implementation of Part XI of the United Nations Convention on the Law of the Sea.

Exploration and development efforts in the CCZ started in the 1960s by state sponsored groups from Russia, France, Japan, Eastern Europe, China, Korea and Germany. Several commercial consortia also explored between the 1960s and the 1980s and in some instances their descendants are still involved to the present day. No commercial operations have yet been established in the CCZ.

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However, a variety of collectors, pickup systems, and metallurgical processing flow sheets were tested, and an integrated “demonstration scale” system operated in the CCZ for several months in the late 1970s.

The Law of the Sea and ISA regulations require “pioneer contractors” to return 50% of their initial Exploration Areas (of equal value) along with key exploration data to become part of the “reserved blocks”. A developing nation or their sponsored companies may then apply for an “Exploration Area” from these “reserved blocks” (up to 75 000 km2). Tonga Offshore Mining Ltd (TOML), a 100% owned subsidiary of Nautilus Minerals Inc., is sponsored by the Kingdom of Tonga and has obtained an Exploration Area under a “contract for exploration of polymetallic nodules” (74 713 km2; executed 11th of January 2012). The Exploration Area consists of six separate areas (termed Areas A to F) scattered across the CCZ (Figure 1-1).

Sea state is an important consideration in the location of the deposit. The climate is largely warm, and equatorial surface currents vary by season but are not very strong. Wave-heights and frequencies are often moderate (for the open ocean). Storms are significant for part of the year as a major tropical cyclone belt covers the southern side of the CCZ. The deposit is away from major existing sea routes used by commercial transport vessels.

The worldwide nature of polymetallic nodules has been known since the late 1800s. They form by the precipitation of metals either directly from ocean waters or via decomposing microorganisms and/or their waste matter in the benthic sediments. The specific conditions of the CCZ (water depth, latitude and seafloor sediment type) are the key controls on the formation of what is believed to be the largest and highest Ni-Cu-Co grade nodules deposit in the world. Nodules grow on 0.1 to 1 cm ‘seeds’ (e.g. shark’s teeth, pieces of pumice and older broken nodules) and are typically 4 to 6 cm and up to 10 cm in diameter.

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Unlike most land deposits, exploration groups working within the CCZ term the quantity of nodules at a given sampling station as ”abundance” measured in units of wet kg/m2. This is because both the primary exploration method (surface sampling) and likely recovery method (surface collectors or rakes) are unlikely to work at any significant depth below the seafloor (i.e. 0 to 30 cm). Abundances are typically reported as wet weights due to the practicalities of handling the nodule samples, the wet density of studied nodules is around 2 g/cm3 irrespective of the nodule size. Studies show nodules to contain around 15% free water and 25% water of crystallisation (incorporated into the complex manganese and iron oxy-hydroxide minerals of formation).

Some of the exploration data from the pioneer contractors is of sufficient quality to allow Golder to estimate an Inferred Mineral Resource for Areas A to D, 4 of the 6 areas that comprise the TOML Exploration Area. Within these areas the data were collected by pioneer contractors representing Japan, Russia and France. The data were obtained directly from the ISA and were not supplied with quality assurance or quality control data. However, verification is possible by cross comparison between all of the six pioneer contractors (also Korea, Germany and an eastern European consortium) who have so far supplied the ISA with data across what is effectively a single large deposit. The TOML Mineral Resource estimate also compares very well with a subset of an ISA sponsored integrated Mineral Resource estimate that uses a much larger multisource database from across the entire CCZ.

The key data behind the Mineral Resource estimate are surface samples obtained by free-fall grab samplers, although a few results from box corers were also included. Free-fall grab samplers are believed to underestimate the actual abundance, as smaller nodules may escape some grabs during ascent and larger nodules around the edge of the sampler may be knocked or fall out during the sampling process. Despite this, they are the standard sampling method as they are the most productive and proven tool available, because several can be deployed at any one time independently of the survey vessel (from deployment to recovery is several hours).

Many of the sampling procedures used by the pioneer contractors were not available to the Qualified Persons, but it is likely that all of the pioneer contractors followed similar procedures. Nodule abundance (wet kg/m2) is derived by dividing the weight of recovered nodules by the surface area covered by the open jaws of the sampler or corer (typically 0.25 to 0.5 m2). A split of the nodules was dried, crushed and ground to enable grade determination via standard analytical methods (typically atomic absorption spectrometry and X-ray fluorescence) either on the vessel or back on shore. Specific nodule chemical standards, provided by the U.S. Geological Survey were used for instrument calibration.

Analysis of the data reveals that, as a consequence of their origin, nodule grades vary only slightly across the CCZ, with spatial continuity of the Ni, Co and Cu grades often ranging up to the order of several tens of kilometres. Nodule abundance is less continuous, with ranges up to the order of several kilometres, as they are also subject to local changes in net sedimentation (a consequence of seafloor slope, slumping, erosion and local currents).

Estimation of tonnage and grade for the TOML Exploration Area within the CCZ was undertaken using only sample data within the TOML Exploration Area. Datamine Studio mining software version 3.20.6140.0 was used for the modelling. The modelling methodology used for estimating the Mineral Resource was determined through careful consideration of the scale of deposit, mechanism of nodule formation, geological controls and nature of the sampling method. The approach involved estimating nodule abundance and grades into a two-dimensional block model with abundance in kg/m2 used for calculating tonnage. Grades were estimated using Ordinary Kriging (OK) and Inverse Distance Weighting (IDW) while abundance was only estimated using IDW.

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The modelling methodology is similar to the method applied by the ISA (2010) for their global estimate (not NI 43-101 compliant) which was produced by a multi-disciplinary effort that involved several world authorities.

The occurrence of manganese nodules within the CCZ is controlled by two large scale geological features: the boundary of the CCZ deposit and the presence of sea mounts.

The boundary limits of the CCZ defining the region where nodules have been found to occur is on a continental scale bracketed by the Clarion and Clipperton Fracture Zones to the north and south respectively. The deposit extends to the west and east in a channel between the two fracture zones. The limits to the CCZ occur well outside the boundaries of the TOML Exploration Area. Consequently, 100% of the TOML Exploration Area falls within the CCZ deposit. Internally within the CCZ deposit the continuity of the distribution of nodules can be reasonably assumed since the mechanism for the formation of nodules is continental in scale.

Bathymetric features are likely to play a role in local distribution of nodules through variations in net sedimentation rates via erosion and deposition. There are principally two bathymetric domains:

•	Sea mount ranges

•	Abyssal hill province.

Based on interpretation of GEBCO bathymetry data, less than 2% of the TOML Exploration Area contains isolated sea mounts. Essentially, the entire TOML Exploration Area falls within the abyssal hill domain.

The Inferred Mineral Resource estimate was made using a 2D model and ordinary kriging estimation for grade and inverse distance estimation for abundance, and is summarised at a range of cut-offs in Table 1-1. The Mineral Resource estimate at an abundance cut-off of 4 wet kg/m2 is the selected base case scenario considering a non-selective bulk mining operation.

Table 1-1: Inferred Mineral Resource Estimate for the TOML Exploration Areas A-D within the CCZ at a series of Nodule Abundance cut-offs.

Abundance Cut-off (wet kg/m2)	Abundance (wet kg/m2)	Ni (%)	Co (%)	Cu (%)	Mn (%)	Polymetallic Nodules (x10[6] wet t)
4	8.9	1.2	0.24	1.1	26.9	440
5	9.1	1.2	0.24	1.1	26.9	420
6	9.4	1.2	0.24	1.1	26.9	410
7	9.8	1.2	0.24	1.1	26.8	370
8	10.4	1.2	0.24	1.0	26.7	310

The available information regarding mining and processing of the manganese nodules has been assessed and there are reasonable prospects for economic extraction.

This Mineral Resource estimate is based upon and accurately reflects data compiled or supervised by Mr. Matthew Nimmo, Principal Geologist, who is a Member of the Australian Institute of Geoscientists and a full time employee of Golder Associates Pty Ltd. Mr. Nimmo has sufficient experience in resource estimation to qualify as a Qualified Person under NI 43-101 and is the lead author of the Updated CCZ Report.

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Dr Charles Morgan, Member of the Australian Institute of Geoscientists and Registered Member of the Society for Mining, Metallurgy, and Exploration, a full-time employee of Planning Solutions Inc., is a Professional Marine Scientist and the Qualified Person responsible for Items 6, 9, 10, 11 and 12 of the Updated CCZ Report. He has visited the CCZ as part of a regional study by an independent multinational consortium called Ocean Minerals Company. Dr Morgan has been intermittently involved with evaluation of nodule resources over the past 30 years, and has produced various geological summaries and statements for the International Seabed Authority and other parties.

Davey Banning, Member of the Australian Institute of Geoscientists and consultant to Golder, is an independent consultant and the Qualified Person responsible for Items 7 and 8 of the Updated CCZ Report. He visited the site as part of the last (1980s) exploration cruises known over the TOML Exploration Area with Ocean Minerals Company.

Exploration information (samples collected by the Korean and German state-supported pioneer contractors) indicates nodule potential additional to the Inferred Mineral Resource in TOML Exploration Areas E and F, which comprise approximately 30% of the total TOML Exploration Area and for which no resource estimate has been completed. Also some or all of the nodules may contain elevated levels of rare-earth elements based on results released by an adjacent licence claimant.

TOML has not yet done any detailed recovery planning or equipment design for the nodule project, but a large and growing body of work, by a variety of organisations over the past 30 plus years, indicates that recovery of the nodules is possible. Nautilus is currently building the world’s first deep seafloor resource production system for its Solwara 1 massive sulphide deposit.

TOML has not done any mineral processing or metallurgical test-work on the seafloor nodules from the TOML licences. However, considerable historical work has been done at both laboratory scale and pilot plant scale that indicates that processing of the nodules is technically feasible.

Recommended future work on the TOML Exploration Area focuses on determining an Inferred Mineral Resource estimate for Areas E and F and increasing the resource classification for parts of the other areas to Indicated or Measured Mineral Resource. Additionally, key modifying factors will be constrained to a point where a Mineral Reserve may potentially be estimated. Recommendations for future work also includes: detailed bathymetric and sonar surveys; additional sampling with assaying of all samples collected for additional elements; density and moisture studies; environmental, engineering and metallurgical studies and design work; and preliminary economic and commercial studies.

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RISK FACTORS

Our operations are speculative due to the high-risk nature of business related to the exploration and acquisition of rights to potential mineable deposits of metals. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward-looking statements relating to our company.

Exploration, Development and Operating Risks

Financial resources

Substantial expenditures are required to discover and establish sufficient resources and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Company will be able to raise sufficient funding to facilitate this development. The Company's funds as at the date of this AIF will not be sufficient to complete the construction of the Seafloor Production System or to bring the Solwara 1 Project into production, and there can be no assurance that additional sources of finance will be available to the Company.

Future funding requirements and risk

The Company has no producing mines and has no source of operating cash flow other than through debt and/or equity financing. Furthermore, there is no precedent for the Projects, so debt financing may not be available on commercially reasonable terms, or at all. There is, therefore, no assurance that additional funding will be available to allow the Company to proceed with development of the Projects. Failure to obtain additional financing on a timely basis could cause the Company to reduce or terminate its proposed operations.

Exploration risk

Exploration risk exists in the discovery, location, drilling and definition of the SMS deposits. The majority of exploration companies fail to ever locate an economic deposit and given that no economic SMS deposit has ever been proven such risks are especially significant to the Company. The model for SMS deposits has never been tested by closed spaced drilling and/or production for the purpose of establishing resource tonnage. Drilling may be affected by the availability of suitable vessels and equipment, prevailing sea conditions, currents close to the seafloor and recovery of material drilled and lack of experience in drilling SMS deposits or unsuitability of equipment for drilling such material in the prevailing conditions. Exploration risk also exists in the surface and near-surface geophysical definition of active or inactive SMS deposits. Commercial exploration for SMS deposits is in its infancy and techniques and equipment have yet to be developed or adapted to locate, test and drill such SMS deposits efficiently and there is a risk that such techniques or equipment may not be developed or, if developed, may not be commercially viable.

Mining and recovery risk

SMS deposits have never been mined and there is a risk that mining and sulphide material recovery methods and equipment may not be able to be developed to allow for economic development of SMS deposits. Technologies have not been fully proven in such sub-sea conditions and for this specific material and application. Disturbing the seafloor may cause issues with visibility that could interfere with operations. Failure to adapt existing equipment or to develop suitable equipment or recovery and development techniques suitable for the prevailing material and seafloor conditions would have a material adverse effect on the Company's business, results of operations and financial condition. The Tenements are located in an active tectonic and volcanic setting and volcanic activity, including earthquakes, could hinder operations or damage or destroy equipment and there is a risk that volcanic activity could result in volcanic material, such as lava, covering any SMS deposit found, rendering it uneconomic.

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Estimates of grades from samples

The prospective grades of SMS deposits included in this AIF and in the technical reports incorporated by reference herein are estimates. They are imprecise and may prove to be inaccurate. The nature of estimating grades from samples means that there can be no guarantee that SMS deposits of such grade will be available for extraction. Actual grades may vary from these estimates and consequently impact upon the estimated potential of future revenues, cash flows, royalties and development and operating expenditure. Such variances may be material.

No production history

As an exploration company that has no production history, the Company expects to incur losses in the future. The Company has never had mineral producing properties and cannot be certain that commercial quantities or grades of minerals will ever be recovered.

No pre-feasibility study or feasibility study

Nautilus does not intend to complete a pre-feasibility study or feasibility study or define a large, long life resource or reserve before proceeding with the construction of equipment and commencement of production at the Solwara 1 Project. Management considers the Company's best interests would be served by first demonstrating that existing offshore technologies could be adapted to cut and recover high grade seafloor massive sulphides from the deep ocean. Furthermore, the cost estimates in the Cost Study are not current as of the date of the Technical Report, the Solwara 1 and 12 Report or this AIF and should not be relied on as reflecting the current costs associated with Nautilus’ present production plans. The Technical Report and the Solwara 1 and 12 Report do not update the cost estimates in the Cost Study. Accordingly, no independent Qualified Person has confirmed the amount of these costs or recommended that these costs be incurred. There is significant risk with this approach and no assurance can be given that the proposed production at the Solwara 1 deposit will successfully demonstrate that seafloor resource development is commercially viable.

Inability to find a suitable site for the concentrator or a toll concentrator

The Company has signed a binding heads of agreement with Tongling for the sale of the product extracted from the Solwara 1 deposit. Nautilus' future mining plans regarding other deposits may require construction of an appropriately located land-based concentrator together with a port facility and selected infrastructure in order to produce any gold rich copper concentrate for dispatch to smelters or may involve the sale of mineralized material directly to a third party. There is a risk that Nautilus will be unable to secure a site for the concentrator or access to an existing toll concentrator in a suitable location or to find a purchaser of its mineralized material, in each case, upon suitable terms. If the Company is unable to find a suitable site for the concentrator or access to an existing toll concentrator or is unable to reach an agreement upon suitable terms to sell the mineralized material directly, this would have a material adverse effect on the Company's business, its strategic plans, its results of operations and its financial condition.

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Dependence on a small number of projects

The Company is only involved in a small number of projects, and exploration or operational problems relating to any one of them would have a materially adverse effect on the Company.

Reliance on strategic relationships

In conducting its business, the Company relies on continuing existing strategic relationships and has been forming new relationships with other entities in the mineral exploration and mining industry, including alliance partners, third party contractors, the marine scientific research community and certain regulatory and governmental departments. There can be no assurance that existing relationships will continue to be maintained or that new ones will be successfully formed and the Company could be materially adversely affected by changes to such relationships or difficulties in forming new ones.

Default by partners and counterparties

The Company could be materially adversely affected by changes to relationships with its partners and counterparties or by the default of a partner or counterparty.

Litigation

Legal proceedings may arise from time to time in the course of the Company's business. There have been a number of cases where the rights and privileges of mining companies have been subject to litigation. The Directors cannot preclude that such litigation may be brought against the Company in the future from time to time or that it may be subject to any other form of litigation.

Grade, tonnage and resources

The exact form of mineral occurrence, grade and tonnage across the Company’s tenements are not yet known and these need to be determined from drilling, mapping and analysis of samples. The Company has no SMS resources, except for the Solwara 1 Project and an Inferred Resource at Solwara 12, 25km to the northwest of Solwara 1, and no other SMS deposit has even been sufficiently sampled or drilled to determine a resource, and there is a risk that techniques and equipment may not be suitable or cannot be developed to allow a further resource to be determined. There is a risk of poor recovery from such drilling, making it difficult to accurately quantify tonnage and grade of identified SMS deposits. It is possible that if a deposit is located it will be unable to be treated as a mineral resource or mineral reserve according to the definitions of a mineral resource and mineral reserve under applicable securities laws. The inability to classify a deposit as a resource or reserve may impact the valuation of the Tenements, the price of the Common Shares and the ability of the Company to raise additional funds.

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Metallurgy and treatment

The mineralized material that may be recovered by the Company may comprise a mixture of base and precious metals in varying proportions. This may create a requirement for specialised treatment by a mineral processing plant or smelters. No SMS deposit has been mined and treated for recovery of metal products and there is a risk that SMS deposits may not be economically treatable and that they may contain elements or compounds that may render them unsuitable for treatment by a mineral processing plant or smelter. The actual percentage recovery of metals to a concentrate may vary significantly from SMS deposit to SMS deposit and the Company has yet to complete detailed metallurgical test work on all of its discoveries or determine if there are any deleterious elements or minerals in the material that may render the mineralized material unsaleable, untreatable or uneconomic or susceptible to monetary penalties from purchasers of the concentrates or material or generally of a nature that is not commercially viable.

Some metallurgical test work has been completed on the Solwara 1 deposit (refer to “General Development of the Business of the Company – Mineral Projects"). Whilst every effort has been made by the Company and its consultants to ensure the mineralized material tested was representative of the mineral deposit types, and handled appropriately, given this is the world’s first SMS deposit to be potentially mined and processed, there can be no guarantee on mining that the various specifications are achieved, and/or that the mineralised material performs exactly as predicted.

Operational costs

Operational costs risk exists to the extent that future sub-sea engineering and recovery systems have yet to be determined, designed and tested and the specific requirements of the Company have yet to be determined. Performance, availability, reliability, maintenance, wear and life of equipment are unknown. There can be no guarantee that sub-sea engineering and recovery systems can be developed or if developed, will be employable in a commercially-viable manner. In addition, the deepwater port of Rabaul, which the Company may utilize for the transportation of supplies and crew to and from the PSV for the Solwara 1 Project and other future Bismarck Sea developments, has been impacted in the past by nearby volcanic activity. In the event of any future volcanic activity, access to the port could be disrupted, which could have a material adverse impact on the Company’s operating costs.

Cost Study

The Cost Study is not an economic assessment of the Solwara 1 Project as a whole and does not confirm the Solwara 1 Project's economic viability. Investors are cautioned not to use the Cost Study for that purpose and that a study of all costs, planned execution times, rates of recovery and reasonable revenue projections is necessary before any assessment of economic viability can be made.

The Cost Study was developed from a preliminary mine plan that includes Inferred mineral resources. Investors are cautioned that Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves, and there is no certainty that the costs relating to the Seafloor Production System set forth in the Cost Study will not increase and any such increases may be material. Certain of the costs included in the Cost Study are subject to the inflationary trends (including in respect of fuel costs and other inputs) affecting the mining industry as a whole. In addition, the indicated mineral resources included in the mine plan are not mineral reserves and do not have demonstrated economic viability.

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The Cost Study continues to be relevant, but only as a presentation of the production system and as a costs estimate as of the dates specified in the Cost Study and not as of the date of the Solwara 1 and 12 Report, nor this AIF.

Disruption from non-governmental organisations

As is the case with many businesses which operate in the mining industry, Nautilus may become subject to pressure and lobbying from non-governmental organisations. There is a risk that the demands and actions of non-governmental organisations may cause significant disruption to the Company's business which may have a material adverse effect on its operations and financial condition.

Safety at sea

Occupational health and safety at marine-based operating sites is an on-going risk for contractors engaged by the Company and the personnel employed by the Company to manage the contractors.

Maritime piracy

Maritime piracy involving criminal acts of violence, detention, or depredation may be directed on the high seas against the Nautilus PSV, or a vessel carrying Nautilus' cargo.

Equipment risk

The Company will use high value equipment for coring and bulk sampling and for mining and materials handling. Such equipment, and particularly sub-sea mining equipment, has yet to be finally constructed and/or tested and may not be technically feasible, may not perform the tasks designed for, may prove uneconomic, unreliable or may not be delivered on a timely basis, which could materially delay or prevent exploration and mining. Any equipment downtime may also have standby and breakdown rates which will be additional liabilities for the Company. Any delayed mobilisation of equipment may also impact the Company's operations, within suitable weather windows. Patents may protect technology that the Company may require for any operation, including exploration, and availability of such technology may be restricted or at a licence fee that impacts the economics of the Solwara 1 Project. There is a risk that operations of the Company may infringe patents or licences that could result in significant penalties or accounting of profits, should such a case be found against the Company.

Renewal of Tenements and Tenement applications

Any renewal of the Tenements is at the discretion of the relevant country’s government. Failure to gain such renewal of the Tenements would have a material adverse effect on the Company’s business, results of operations, and financial condition. In addition, there can be no assurance that the Company's tenement applications will be granted on a timely basis or at all.

Tenements

The majority of the Tenements are at an early stage of exploration. Any further development of these properties will only follow upon obtaining satisfactory exploration results and the scrutiny of technical and other geological reports. Substantial expenditures are required to discover and establish sufficient ore reserves and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Company will be able to raise sufficient financing to facilitate this development.

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Dependence on the Directors and officers

The Company's future success is dependent on the ability of the Directors and the officers of the Company to deal effectively with complex risks and relationships and to execute the Company's exploration plan. The success of the Company is, and will continue to be, to a significant extent dependent on the expertise and experience of its Directors and officers and the loss of one or more of the Directors or officers could have a material adverse effect on the Company. The success of the Company will depend on the ability of its Directors and officers to interpret market and geological data correctly and to interpret and respond to economic, market and other conditions in order to locate and adopt appropriate investment opportunities, monitor such investments and ultimately, if required, successfully divest such investments.

Dependence on key personnel

The Company has a small management team and the loss of a key individual or its inability to attract suitably qualified persons in the future could have a material adverse effect on the Company.

Dependence on other contractors

The Company will be heavily dependent on third party contractors. The Company will be dependent on contractors for developing a workable system for mining the SMS deposits and for constructing and delivering a marine vessel on a timely basis. The Company will also depend on contractors for the construction of the land-based concentrator, associated port facility and related infrastructure. A failure of a contractor or disputes with a contractor could have a material adverse effect on the Company, its business, the results of operations and its financial condition. See "General Development of the Business of the Company – Overview of Business – Changes to Contracts".

Increases in capital and operating costs

The actual capital costs and operating costs could be significantly higher than the estimates, particularly if there are delays to the Solwara 1 Project or significant movements in inflationary factors. There can be no assurance that actual capital costs and operating costs will be as estimated in the Cost Study, which has not been updated since the date of the Cost Study.

Ability to exploit successful discoveries

It may not always be possible for the Company to participate in the exploitation of successful discoveries. Such exploitation may involve the need to obtain licences or clearances from the relevant authorities, which may require conditions to be satisfied and/or the exercise of discretion by such authorities. It may or may not be possible for such conditions to be satisfied. Furthermore, the decision to proceed to further exploitation may require the participation of other companies whose interests and objectives may not be consistent with those of the Company. Such further exploitation may also require the Company to meet or commit to financial obligations which it may not have anticipated or may not be able to commit to due to a lack of funds or an inability to raise funds.

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Insurance risk

Any insurance coverage the Company currently has, or may obtain, may not cover all potential losses. The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where considered practical to do so, the Company maintains insurance in amounts it believes to be reasonable, including insurance for workers' compensation, theft, general liability, destruction of property, autos and mobile equipment. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, the Company's insurance policies may not provide coverage for all losses related to its business (for example, the total extent of, amongst other things, environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the Company's results of operations and financial condition. The Company cannot be certain that insurance will be available, or that it will be available on terms and conditions acceptable. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Political instability

The Company's mineral exploration activities could be affected in varying degrees by political instability and changes in government regulation relating to foreign investment and the mining business, including expropriation. Operations may also be affected in varying degrees by possible terrorism, military conflict, crime, fluctuations in currency rates and high inflation. In addition, from time to time governments may nationalise private businesses including mining companies. There can be no assurance that the governments of countries where the Company operates will not nationalise mining companies and their assets in the future.

Several of the nations in which the Company operates or may operate, including but not limited to PNG, Solomon Islands, Fiji and Tonga, have experienced political and social unrest (including military coups) and protestors have at times targeted foreign firms in the mining sector. The Company's projects could suffer delays and losses due to insurgent activities which could disrupt operations.

Information Technology Risk

The Company is dependent on information technology systems, which are subject to certain risks. The Company depends upon information technology systems in a variety of ways throughout its operations. Any significant breakdown of those systems, whether through virus, cyber-attack, security breach, theft, or other destruction, invasion or interruption, or unauthorized access to our systems, could negatively impact the Company's business and operations. To the extent that such invasion, cyber-attack or similar security breach results in disruption to our operations, misappropriation of funds, loss or disclosure of, or damage to, our data including our confidential or proprietary information, our reputation, business, results of operations and financial condition could be materially adversely affected. The Company's systems, internal controls and insurance for protecting against such cyber security risks may be insufficient. The Company may be required to expend significant additional resources to continue to modify and enhance its protective measures or to investigate, restore or remediate any information technology security vulnerabilities. See "General Development of the Business of the Company – Three Year History – Recent Developments in 2015 – Pre-payment of charterer's guarantee".

Nautilus Minerals Inc – Annual Information Form 2014	Page 55

Management of growth

The ability of Nautilus to implement its strategy requires effective planning and management control systems. Nautilus' plans may place a significant strain on the Company's management, operational, financial and personnel resources. The Company's future growth and prospects will depend on its ability to manage this growth and to continue to expand and improve operational, financial and management information and quality control systems on a timely basis, whilst at the same time maintaining effective cost controls. Any failure to expand and improve operational, financial and management information and quality control systems in line with the Company's growth could have a material adverse effect on the Company's business, financial condition and results of operations.

Labour and employment matters

While the Company has good relations with its employees, these relations may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities. Adverse changes in such legislation may have a material adverse effect on the Company's business, results of operations and financial condition.

Currency risk

The Company's operations incur most expenditures in US dollars, British pounds and Australian dollars but also incur expenditure in the local currencies of PNG, Vanuatu, Fiji, Tonga and Canada. As a result of the use of these different currencies, the Company is subject to foreign currency fluctuations which may materially affect its business, results of operations and financial condition.

Lack of recognition of risks

There is a risk that management of the Company may not be skilled or knowledgeable enough to foresee, recognise, contemplate or quantify the risk factors or take any steps to mitigate or lessen the impact of any risks.

Conflicts of interest

Certain Directors and officers of the Company are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these Directors and officers may conflict with the interests of the Company. Directors and officers of the Company with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

Risks Relating to the Mining Industry

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate.

Nautilus Minerals Inc – Annual Information Form 2014	Page 56

Market risk

Whether a mineral deposit will be commercially viable depends on a number of factors. Factors may include: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Commodity prices

The profitability of mining operations is significantly affected by changes in the market price of copper, gold and other metals and the cost of labour, power, petroleum fuels and oil. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in base metal, precious metal and oil prices.

Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of copper, gold and other metals and oil has fluctuated widely in recent years. Depending on the price of copper, gold and other metals, and the cost of power, petroleum fuels and oil, cash flow from mining operations may not be sufficient to cover the Company's operating costs or costs of servicing debt.

The Company is not currently party to any commodity hedging contracts as the Company has no production. The Company expects that in connection with any debt financing facility that may be required for the business of the Company, mandatory hedging will be required for a portion of estimated annual production. To the extent that the Company participates in any option and spot-deferred contracts for metals, the realisation of any gain by the Company as a result of increased metal prices may be limited. As there is no precedent for the Projects, debt financing may not be available on commercially reasonable terms, or at all.

Economic operations

While the discovery of a mineralised body may result in substantial rewards, few properties which are explored are ultimately developed into production. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in the discovery of a mineralised body or a profitable commercial mining operation, and on an industry statistical basis it is unlikely that an economic operation will be developed.

Competition

The mining industry is very competitive. The competition, to the extent that it will affect the Company, relates to competition from new players in the search for SMS deposits, for the availability of marine exploration and drilling vessels, related marine equipment and specialised personnel. There is a risk that competitors may find substitutes for the metals for which the Company is exploring, or find lower cost sources of, or more efficient processes to extract, these metals (either on the seafloor or on land).

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Vessel and equipment availability

Vessel and equipment utilisation rates are subject to changing market forces. Whilst the Company is building relationships with its major suppliers for the construction and delivery of specialised mining equipment and a vessel for use on the Solwara 1 Project, the Company may nevertheless need to compete for the availability of suitable vessels and equipment. There is a risk that vessels may be under long-term charter and suitable vessels may not available to the Company in a timely manner or at all.

Weather and sea conditions

There is a risk that adverse weather and sea conditions may affect exploration and any potential mining activities by reducing the time available for productive exploration and mining, or increasing the operating and capital costs to a level that a project may not be economic. Weather, volcanic eruptions, storms, cyclones, tsunamis and sea conditions may also damage or destroy equipment, or contribute to injury or loss of life.

Government regulation

The exploration activities of the Company are subject to various international, state and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. The Company operates in some jurisdictions with limited or no mining history and therefore the mining related legislation has not been exhaustively tested in some of these jurisdictions. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

By imposing a condition on any and all exploration licences issued under the PNG Mining Act 1992, the PNG Government reserves the right to elect at any time prior to the commencement of mining, to make a single purchase up to a 30 per cent equitable interest in any mineral discovery arising from any such licence, at a price pro rata to the accumulated exploration expenditure and then to contribute to further exploration and development in relation to the lease on a pro rata basis. The State of PNG has forfeited this right in respect of the Mining Lease following the Company’s termination of the State Equity Option Agreement but may exercise it in relation to other of the Company's tenements. If this happens, then any return on investment and profitability of the Company may be significantly affected. Other governments in areas where we operate may enact similar legislation.

Permits and licences

The exploitation and development of the Company's mineral properties will require the Company to obtain regulatory or other permits and licenses (including mining leases) from various governmental licensing bodies. While the Company has received the Mining Lease for its Solwara 1 Project, there can be no assurance that the Company will be able to obtain all necessary operating permits and licenses that may be required to carry out development, mining and processing operations on its Solwara 1 Project.

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Further, there can be no assurance that the Company will be able to obtain all permits and licenses that may be required to carry out exploration, development, mining and processing operations on its other properties. There can be no assurance that the Company's interest in its Tenements is free from defects or that licences or other contractual arrangements between the Company and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

Environmental risks and hazards

All phases of the Company's mineral exploration operations are subject to environmental regulation in the various jurisdictions in which Nautilus operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations or results. Further, while Company studies have indicated a low likelihood of risk to the aquatic environment from mining activities, the actual impact of any SMS mining operations on the environment has yet to be determined.

Government approvals and permits are currently, and may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not yet obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Global Financial Conditions

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. The deteriorating financial condition of certain government authorities has significantly increased the potential for sovereign defaults in a number of jurisdictions, including within the member states of the European Union. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises. Future economic shocks may be precipitated by a number of causes, including changes in commodity prices, geopolitical instability and natural disasters.

Global financial conditions continue to be subject to increased volatility. Many industries, including the mining industry, are impacted by global market conditions. Some of the key impacts of financial market turmoil can include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global and specifically mining equity markets, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A slowdown in the financial markets or other economic conditions, including but not limited to, reduced consumer spending, increased unemployment rates, deteriorating business conditions, inflation, deflation, volatile fuel and energy costs, increased consumer debt levels, lack of available credit, lack of future financing, changes in interest rates and tax rates may adversely affect Nautilus' operations and business plans. Any of these factors may impact the ability of Nautilus and its joint venture partners or potential partners to obtain equity or debt financing in the future and, if obtained, on favourable terms. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.

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Canadian Corruption of Foreign Public Officials Act and similar worldwide anti-bribery laws

The Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-bribery laws in other jurisdictions, generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Nautilus' policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. Nautilus operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that Nautilus' internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company's affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on Nautilus' business, financial position and results of operations and could cause the market value of the Common Shares to decline.

Risks Relating to our Common Shares and the Trading Market

The Company's largest shareholders and their respective affiliates, in the aggregate, beneficially own a substantial amount of the Company's outstanding Common Shares

As a result, these shareholders may be able to influence matters requiring approval by shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

Sale of substantial amounts of Common Shares in the public market

The Company is unable to predict whether a large number of its Common Shares will be sold in the open market. Any future sales of substantial amounts of Common Shares in the public market by any significant shareholder or a block of shareholders, or even the perception that such sales could occur, may decrease the market price of the Common Shares.

Market price volatility

The market price of the Common Shares may be volatile and subject to wide fluctuations. The market price of the Common Shares may fluctuate as a result of a variety of factors, including but not limited to period-to-period variations in operating results or changes in turnover or profit estimates by the Company, industry participants or financial analysts.

The market price could also be adversely affected by developments unrelated to the Company’s operating performance, such as: the operating and share price performance of other companies that investors may consider comparable to the Company; speculation about the Company in the press or the investment community; strategic actions by competitors, such as acquisitions and restructurings; changes in market conditions; and regulatory changes.

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Further issues of Common Shares

It is likely that the Company will issue additional Common Shares to fund its growth plans. Any such issue could dilute the interests of Shareholders and impact the price of the Common Shares. Any such Common Shares may be issued at market price or a discount to the market price.

Nautilus has not and does not plan to pay dividends

The Company has never declared or paid any dividends on its Common Shares and does not currently intend to pay dividends in the future. Earnings, if any, will be retained to finance further growth and development of the Company’s business.

There will be dilution upon exercise of convertible securities

As at the date of this AIF, in the event that all of the Company’s stock options and loan shares are exercised, there will be an additional 16,270,000 Common Shares outstanding. Such increase in the number of Common Shares would result in the dilution of the voting power of the Company’s existing shareholders.

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DIVIDENDS

The Company has not paid dividends in the past and does not expect to have the ability to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth and, when appropriate, retire debt. The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All holders of the Common Shares are entitled to an equal share in any dividends declared and paid on the Common Shares.

Under the Business Corporations Act (British Columbia), the Company is unable to declare or pay a dividend if there are reasonable grounds for believing that: (a) the Company is insolvent; or (b) the payment of the dividend would render the Company insolvent.

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DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preference shares issuable in series, of which it has 445,302,865 Common Shares and no preference shares issued and outstanding as of the date hereof. The Company's issued and outstanding Common Shares includes 11,325,000 Common Shares which have been issued under, and remain subject to the terms and conditions of, the Company's Share Loan Plan (see "Escrowed Securities and Securities Subject to Contractual Restriction on Resale").

Common Shares

The Common Shares entitle the holder thereof to receive notice of any meetings of shareholders of Nautilus, and to attend and cast one vote per common share at all such meetings. Holders of the Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.

Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors at its discretion from funds legally available therefor and, upon the liquidation, dissolution or winding up of Nautilus, are entitled to receive on a pro-rata basis the net assets of the company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to, or on an equal basis with, the holders of Common Shares with respect to dividends or liquidation.

The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

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MARKET FOR SECURITIES

Price Range and Trading Volume

Common shares

The Common Shares are listed and posted for trading on the TSX under the symbol “NUS”. The following table sets forth information relating to the monthly trading of the Common Shares on the TSX for the fiscal year ended December 31, 2014.

Period	High (Cdn$)	Low (Cdn$)	Total Volume
January 2014	0.30	0.24	1,944,168
February 2014	0.25	0.215	2,316,640
March 2014	0.25	0.215	1,792,184
April 2014	0.79	0.20	33,170,118
May 2014	0.64	0.43	7,924,489
June 2014	0.58	0.50	2,975,857
July 2014	0.56	0.51	1,649,037
August 2014	0.55	0.51	1,466,643
September 2014	0.54	0.52	1,292,696
October 2014	0.54	0.43	1,817,639
November 2014	0.56	0.48	1,970,273
December 2014	0.53	0.34	3,330,581

In addition, the Common Shares were quoted under the symbol “NUSMF” on OTCQX International effective as at April 27, 2012.

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ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Company, as at December 31, 2014 no securities of any class of the Company were held in escrow or were subject to a contractual restriction on transfer, other than as follows:

Designation of Class	Number of securities that are subject to a contractual restriction on transfer	Percentage of class
Common shares	11,325,000(1)	1.6%

Note:

(1)

The Company has an equity compensation plan, known as the "Share Loan Plan" or the "SLP" that it uses to attract, retain and motivate its Australian resident directors, officers, employees and service providers. The SLP is described in the management information circular of the Company dated May 8, 2014 and filed on SEDAR on May 20, 2014. Common Shares issued under the SLP are held by Computershare Trust Company of Canada, as administrative agent, for the benefit of the SLP participants. Such shares are released to the participant at such time as the loan for the purchase price is repaid, if at all, during the term of the loan. If the loan is not repaid during its term, the applicable Common Shares are returned to treasury for cancellation.

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DIRECTORS AND OFFICERS

The following table sets forth the name, province/state, country of residence, nationality, position held with the Company, principal occupation, business or employment of each of our directors and executive officers and the period(s) during which each has served as a director of the Company. All directors hold office until the next annual meeting of the Company’s shareholders or until their successors are elected or appointed.

Name, Province/State, Country and		Principal Occupation, Business
Nationality	Position with the Company	or Employment

A. Geoffrey Loudon(1)(2) Christchurch, New Zealand Australian	Chairman and Director since May 4, 2006	Director, Auriferous Mining Limited

Russell Debney(1)(2) NSW, Australia Australian	Director since May 4, 2006	CEO, Direct Nickel Limited

Cynthia Thomas(1)(2) Paris, France Canadian	Director since June 23, 2010	Principal of Conseil Advisory Services Inc.

Mohammed Al Barwani Muscat, Oman Omani	Director since September 11, 2012	Chairman, MB Holding Co. LLC

Usama Al Barwani Muscat, Oman Omani	Director since September 20, 2013	Managing Director, United Engineering Services

Mark Horn Lincolnshire, U.K. English	Director since September 20, 2013	CEO, M. Horn & Co. Ltd

Michael Johnston Queensland, Australia New Zealander	President & CEO since 31 October 2012. VP Strategic Development and Exploration from June 4, 2006 to 30 October 2012.	President & Chief Executive Officer, Nautilus

Shontel Norgate Queensland, Australia Australian	Chief Financial Officer since September 6, 2006	Chief Financial Officer, Nautilus

Kevin Cain Queensland, Australia Australian	Vice President – Projects since February 9, 2012	Vice President – Projects, Nautilus

Adam Wright Queensland, Australia Australian	Vice President – PNG Operations since August 1, 2014	Vice President – PNG Operations, Nautilus

Jonathan Lowe Queensland, Australia Australian	Vice President - Strategic Development and Exploration since January 15, 2013	Vice President - Strategic Development and Exploration, Nautilus

Karen Hauff Queensland, Australia Australian	Company Secretary since July 26, 2011	General Counsel/Company Secretary, Nautilus

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(1)	Current member of the Audit Committee.
(2)	Current member of the Nomination and Remuneration Committee.

The principal occupations, businesses or employments of each of the directors and executive officers during the past five years are disclosed in the brief biographies set forth below.

Geoffrey Loudon (Chairman and Director)
Mr. Loudon is a New Zealand based resource professional with qualifications in geology and engineering. His extensive international experience covers resource exploration, development and production as well as investment banking. Mr. Loudon has worked worldwide including Australasia, Asia, the Americas and Europe.

Mr. Loudon is Executive Chairman of the private New Zealand based L&M Group of minerals and energy companies. He is a director of the Papua New Guinea based PNG City Mission. Mr. Loudon was founder and Chairman of Niugini Mining Limited, discoverer of the Lihir gold deposit in PNG which was developed by Rio Tinto in 1995. Mr Loudon was a founding director of Lihir Gold Limited from inception in 1995 until it was taken over in 2010. Professional affiliations include Fellow of the Society of Economic Geologists, Fellow of the Australasian Institute of Mining and Metallurgy, Member of the Canadian Institute of Mining and Member of the American Institute of Mining and Exploration.

Russell Debney (Director)
Mr. Debney was Chairman of the Board of Directors of Nautilus Minerals Niugini Limited and Nautilus Minerals Oceania Limited prior to the acquisition of those companies by Nautilus. He has been actively involved in Nautilus' development strategy, almost since inception. He is based in Sydney, Australia and is a commercial and corporate lawyer as well as a Director of a number of companies in the mining and resources industry.

Mr. Debney has extensive experience in the management, financing and structuring of resource projects, particularly in the offshore environment. He was a Director and Senior Vice President of the Global Engineering Group, a world leading offshore oil and gas engineering company for almost 15 years. Mr Debney is currently Managing Director and Chief Executive Officer of Direct Nickel Limited, an ASX-listed mining company with a revolutionary new hydrometallurgical process for treating nickel laterites.

Cynthia Thomas (Director)
Ms. Thomas joined the Board of Directors in June 2010. She has over 30 years of banking and mine finance experience, and currently acts as Principal of Conseil Advisory Services Inc., an independent financial advisory firm specialising in the natural resource industry which she founded in 2000. Prior to founding Conseil, Ms. Thomas worked with Bank of Montreal, Scotiabank and ScotiaMcLeod in the corporate and investment banking divisions. Ms. Thomas holds a Bachelor of Commerce degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario.

Ms. Thomas was formerly a Director of PolyMet Mining Corp. and a Director and Chair of the Audit Committee for Ferrinov Inc., a pigment development and manufacturing company. She is currently a Director and Chair of Victory Nickel Inc., and a Director of KWG Resources Inc.

Mohammed Al Barwani (Director)
Dr Al Barwani joined the Board of Directors of the Company in September 2012. Dr Al Barwani is founder and Chairman of MB Holding, has a Bachelor’s Degree in Science from Miami University, Ohio, USA and was awarded a Master’s Degree and PhD in Petroleum Engineering from Heriot-Watt University, Edinburgh, UK. MB Holding is the parent company of a number of companies with wide ranging interests in oil and gas, mining, marine and engineering services. MB Holding also has investments in financial services and in hospitality development. MB Group has operations in more than 20 countries, and employs more than 6,000 employees.

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Dr. Barwani is a non-executive Director of a number of publicly traded and joint stock companies, Oman Air, Al Madina Insurance co. SAOG, Al Madina Investments SAOG (Muscat Stock Market) and UCL Resources. Dr. Barwani was formerly a non-executive director of National Bank of Oman, Shell Oman Marketing Company, Transgulf Holding and Taageer Leasing Company, Oman.

Usama Al Barwani (Director)
Mr Barwani is the Director (Business Development) and a shareholder of MB Holding Company LLC, Nautilus' largest shareholder. He is also Managing Director of United Engineering Services, the MB group's manufacturing and engineering arm and holds board positions for a number of companies including Ahli Bank Oman, one of the fastest growing banks in Oman. He has a Bachelor of Science in Engineering from the University of Tulsa (USA) and a Master of Science in Energy, Trade and Finance from Cass Business School (UK).

Mark Horn (Director)
Mr Horn has worked as an international fund manager, financial analyst and corporate financier, and has extensive international experience in the natural resources and high technology sectors. He started his career at the Co-operative Insurance Society, then moved to Globe Investment Trust, before joining Rockefeller and Co. He subsequently worked for Kleinwort Benson Investment Management, before becoming Head of Research at Canaccord Capital (Europe). Thereafter he established his own FCA authorised corporate finance advisory firm.

Mr Horn holds an ALM, (Harvard University, USA); BA, BA(Hons)(First Class), MA, (Rhodes University, South Africa); BSc, BSc(Hons)(Geosciences), B.Eng(Hons), (Open University, UK); LLB(Hons), LLM, MBA(Banking) (London University, UK); Dip.B.Admin (Manchester Business School, UK). Mr Horn has been called to the Bar of England and Wales as a Barrister of the Honourable Society of Lincoln’s Inn.

Mr Horn was nominated by Metalloinvest, which is Nautilus' second largest shareholder.

Michael Johnston (President & Chief Executive Officer)
Mr. Michael Johnston, Nautilus’ CEO joined the Company just prior to its TSX listing in 2006 as Vice President for Strategic Development and Exploration. He was initially appointed interim President and CEO in October 2012, and confirmed as President and CEO in April 2014 on the successful resolution of the dispute with the State of PNG. He has more than 30 years' experience in the mining industry and over 10 years' experience in deep sea mining and exploration.

During his time at Nautilus he was instrumental in developing the Company’s extensive land position in the South West Pacific, obtaining the first licence granted to a publicly listed company by the International Seabed Authority and developing the first commercial exploration and resource evaluation programs for deep sea minerals, including the delivery of the world’s first NI 43-101 resource, mine plan and Environmental Impact Statement, for seafloor massive sulphides. He has also been a key figure for the Company in establishing and improving critical government, supplier and investor relationships.

Prior to joining Nautilus, Mr. Johnston spent over 11 years in senior management positions with Placer Dome, including General Manager Exploration Asia-Pacific and Technical Services Manager for the Porgera Gold Mine in Papua New Guinea, where he led a large multidisciplinary team providing the technical management and design for the 210,000 tpd open pit and 6,000 tpd underground mines and related facilities.

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Shontel Norgate (Chief Financial Officer)
Ms. Norgate joined Nautilus in 2006 as Chief Financial Officer. Prior to this, Ms. Norgate was the financial controller of Macarthur Coal Ltd., which is a publicly-listed coal mining company on the Australian Securities Exchange. Before joining Macarthur, Ms. Norgate was the financial controller of a listed exploration company for seven years and commenced her career as an auditor with a predecessor firm of PricewaterhouseCoopers in Australia.

Ms. Norgate is a qualified Chartered Accountant and a member of the Chartered Secretaries of Australia. Ms. Norgate has over 15 years commercial experience in the resources industry including debt and equity finance, financial reporting, project management, corporate governance, commercial negotiations and business analysis.

Kevin Cain (Vice President – Projects)
Mr Cain joined Nautilus as Project Director for the Solwara 1 Project in May 2010. Mr Cain has over 35 years' experience in the offshore oil and gas industry with experience in the North Sea, Middle East, South East Asia and Australasia.

Mr Cain’s experience covers shallow and deep water projects and FEED to development of offshore projects. Prior to joining Nautilus, Mr Cain was the Vice President Marine Construction and Fabrication for Clough Limited with assets located in the Gulf of Mexico, Thailand, Australia and South East Asia. Prior to joining Clough, Mr Cain was Project Director for Technip Oceania Pty Ltd.

Adam Wright (Vice President – PNG Operations)
Mr Wright has over 30 years' experience in the copper and gold mining industries, having worked on projects in Europe, North America, Latin America, South East Asia, Australasia and Africa. He has been responsible for the exploration, project development, construction and operational phases of mine development, as well as working on acquisition and development opportunities in the gold and base metals sectors.

Mr Wright was General Manager of the Hidden Valley gold mine in PNG, taking the project from exploration, through construction and in to operation. He was also responsible for the successful ramp up of operations at the Lumwana copper mine in Zambia. In both cases Mr Wright played a significant role in the key areas of stakeholder engagement and corporate social responsibility. Mr Wright has a Masters of Engineering degree in Mineral Process Engineering from Imperial College London.

Jonathan Lowe (Vice President - Strategic Development and Exploration)
Mr Lowe joined Nautilus in January 2007 as Chief Geophysicist. He was appointed as Exploration Manager in September 2008 and Interim VP of Strategic Development in January 2013. Prior to joining Nautilus, Jonathan worked for BHP Billiton where he gained 12 years of global exploration experience, initially as a geophysicist and then as a business development manager.

Karen Hauff (General Counsel/Company Secretary)
Prior to joining Nautilus in 2010, Ms Hauff was the General Counsel and Company Secretary of then ASX listed mineral sands mining company, Bemax Resources Limited, after having spent 6 years at international legal firm, Norton Rose (formerly Deacons) as a Senior Associate in its Commercial Dispute Resolution group.

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Ms Hauff is a qualified solicitor of the Supreme Court of Queensland and the High Court of Australia with 15 years' experience in legal practice, including in the areas of risk management, compliance and corporate governance. In addition to her legal qualifications, Ms Hauff holds a Bachelor of Commerce (Accounting) and serves as Deputy Chairman on the Board of charitable organisation, CHI.L.D. - The Association for Childhood Language and Related Disorders.

Common Shares Beneficially Owned or Controlled

As of the date hereof, our directors and executive officers, as a group, beneficially owned or controlled, or directed, directly or indirectly 10,280,475 Common Shares (including 4,900,000 shares owned pursuant to the Share Loan Plan, as described above under the heading "Escrowed Securities and Securities Subject to Contractual Restriction on Transfer"), representing approximately 2.3% of the Company’s total number of issued and outstanding Common Shares.

To the knowledge of the Company, no director or executive officer of the Company is or was within 10 years prior to the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the disclosure immediately above, “order” means: (a) a cease trade order, including a management cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c) has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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CONFLICTS OF INTEREST

To the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among Nautilus, or any of its subsidiaries, and any of its directors or officers, except that certain of the Company’s directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director and/or officer of Nautilus and their duties as a director, officer, promoter or member of management of such other companies. See “Directors and Officers”.

Certain of the Company’s directors serve as directors of companies that may enter into contracts with Nautilus in the future. In the event this occurs, a conflict of interest will exist. In accordance with the Business Corporations Act (British Columbia), directors are required to act honestly and in good faith with a view to the best interests of Nautilus. In addition, directors in a conflict of interest position are required to disclose certain conflicts to the Company and to abstain from voting in connection with the matter.

The Company’s directors and officers have been advised of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest, and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of the Company’s directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

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LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company was a respondent to arbitration proceedings commenced by the State of PNG on June 19, 2012 in relation to the parties’ obligations under an agreement dated March 29, 2011 (the “Proceedings”). The Proceedings were part heard on 2 and 3 September 2013 in Sydney, Australia under the UNCITRAL Arbitration Rules 2010 before the appointed arbitrator, former Chief Justice of the High Court of Australia, the Honourable Murray Gleeson AC QC (the “Arbitrator”). On 2 October 2013, Mr Gleeson issued an interim award in Nautilus’ favour.

In the Proceedings the Company was seeking damages of a value yet to be determined against the State of PNG arising from the termination of the agreement dated March 29, 2011, which claim was to be heard by the Arbitrator on a date to be fixed.

On April 24, 2014, the Company announced that it had resolved the Proceedings in accordance with the PNG Equity Agreement. On December 11, 2014, the Company announced the completion of the PNG Equity Agreement, which resulted in the Proceedings being terminated. See "General Development of the Business of the Company – Three Year History – 2012 – Dispute Process and Arbitration with the State of PNG", "General Development of the Business of the Company – Three Year History – 2013 – Favourable Decision in Arbitration with the State of PNG" and "General Development of the Business of the Company – Three Year History – 2014 – Nautilus and State of PNG resolve issues and sign agreement" and "Completion of the PNG Equity Agreement".

Other than the Proceedings, the Company was not a party to any material legal proceedings or regulatory actions during the year ended December 31, 2014, and the Company is not aware of any material proceedings contemplated.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the directors, executive officers or principal shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

As a result of their participation in equity financings of the Company, including those described under the headings "General Development of the Business of the Company – Three Year History – 2012 – 37.7 Million Shares Issued in Private Placement" and "General Development of the Business of the Company – Three Year History – 2013 – C$40M Rights Offering completed”, Metalloinvest has the right to nominate one member of the Company's board of directors and MB Holding has the right to nominate two members of the Company's board of directors. Metalloinvest's current nominee is Mark Horn and MB's current nominees are Mohammed Al Barwani and Usama Al Barwani.

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TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its offices in Vancouver, British Columbia and Toronto, Ontario, Canada.

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MATERIAL CONTRACTS

Nautilus is not a party to a material contract that was not entered into in the ordinary course of its business or that is otherwise required to be filed under section 12.2 of National Instrument 51-102 ("NI 51-102") at the time this AIF is filed or would be required to be filed under section 12.2 of NI 51-102 at the time this AIF is filed but for the fact that it was previously filed, other than:

1.	the offtake agreement with Tongling dated April 21, 2012 and described under "General Development of the Business of the Company – Three Year History – 2012 – Offtake Agreement for Solwara 1";

2.

the charter agreement with MAC dated 6 November 2014, as amended, and described under "General Development of the Business of the Company – Three Year History – 2014 – Nautilus secures vessel charter"; and

3.

the PNG Equity Agreement and the Joint Venture Agreement, each described under "General Development of the Business of the Company – Three Year History – 2014 – Nautilus and State of PNG resolve issues and sign agreement" and "Completion of the PNG Equity Agreement".

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INTERESTS OF EXPERTS

Ian Lipton, Peter Munro, Phil Jankowski and James Jonathan Lowe, each of whom is a "qualified person" for the purposes of NI 43-101, are responsible for the preparation of the Solwara 1 and 12 Report. Mr. Lipton is a Principal Geologist at AMC Consultants, Mr. Munro is a Senior Principal Consulting Engineer with Mineralurgy Pty Ltd, Mr. Jankowski is an Associate Consultant to SRK and Mr. Lowe is the Vice President – Strategic Development & Exploration of the Company.

Matthew Nimmo, Charles Morgan and Davey Banning, each of whom is a "qualified person" for the purposes of NI 43-101, are responsible for the preparation of the Updated CCZ Report. Mr. Nimmo is an independent Consulting Geologist, Dr. Morgan is a Professional Marine Scientist with Planning Solutions Inc. of Honolulu, Hawaii, and Mr. Banning is an independent Consulting Geologist.

Mr. Jankowski is responsible for the preparation of the Technical Report.

To the knowledge of the Company, none of the persons listed above, at the time of preparing the reports, held or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, other than Mr. Lowe, the Company’s Vice President – Strategic Development & Exploration, who holds, directly or indirectly, less than 1% of the issued and outstanding Common Shares.

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company’s auditors and have prepared an opinion with respect to the Company’s consolidated financial statements as at and for the year ended December 31, 2014. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

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AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board of Directors. A copy of the charter is attached hereto as Schedule “A”.

The Audit Committee is comprised of three directors, all of whom are independent directors.

From January 1, 2014 to December 31, 2014 the Audit Committee comprised: Russell Debney, Geoff Loudon and Cynthia Thomas. All members of the Company’s Audit Committee must meet the “independence” tests under National Instrument 52-110, “Audit Committees” in that their directors’ fees and committee member fees are the only compensation they, or their firms, receive from us and that they do not otherwise have a material relationship with the Company. Each member of the Audit Committee is financially literate within the meaning of National Instrument 52-110.

The following table sets forth the number of meetings of the Audit Committee during 2014 and the attendance at such meetings during such part of 2014 that each member held such office.

Audit Committee Members	Number of meetings attended	Number of meetings held during the year at the time the director held office during the year
Russell Debney	5	5
Cynthia Thomas	5	5
Geoff Loudon	2	5

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member.

Russell Debney – Mr Debney is a qualified commercial and corporate lawyer as well as a director of a number of companies in the mining and resources industry. Mr Debney has approximately 40 years' experience as a legal practitioner specializing in commercial and corporate law, including three years as CEO managing a major national law firm that acted as counsel to two international accounting firms in Australia. Mr Debney led a team that was responsible for the overview of work that included advising on the development and interpretation of accounting standards and auditor duties and responsibilities. Mr Debney has extensive experience in the management, financing and structuring of resource projects, particularly in the offshore environment. For almost 15 years he was a director and Senior Vice President of the Global Engineering Group which grew to be a world leader as an offshore oil and gas engineering consultant and project manager. Mr Debney was a founding Director of Nautilus.

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Cynthia Thomas – Ms. Thomas holds a Bachelor of Commerce degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario. She has over 30 years of banking and mine finance experience and currently acts as Principal of Conseil Advisory Services Inc., an independent financial advisory firm specialising in the natural resource industry which she founded in 2000. Prior to founding Conseil, Ms. Thomas worked with Bank of Montreal, Scotiabank and ScotiaMcLeod in the corporate and investment banking divisions. Ms. Thomas was formerly a Director of PolyMet Mining Corp. and is currently a Director and Chair of Victory Nickel Inc., Director of KWG Resources Inc. and a Director and Chair of the Audit Committee for Ferrinov Inc., a pigment development and manufacturing company.

Geoffrey Loudon – Mr. Loudon is a New Zealand based resource professional with extensive international experience, including in investment banking. Mr. Loudon is Executive Chairman of the private New Zealand based L&M Group of minerals and energy companies. Mr Loudon was a founding director of Lihir Gold Limited from inception in 1995 until it was taken over in 2010 and is a Fellow of the Society of Economic Geologists.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Committee to develop and implement a policy on the supply of non-audit services. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted non-audit and audit-related services.

External Auditor Service Fees

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2014	US$229,931	US$45,826	US$28,308	US$Nil
2013	US$217,705	US$63,745	US$44,796	US$Nil

Audit Fees

The aggregate global audit fees billed by the Company’s auditors for the year ended December 31, 2014 were US$229,931 (December 31, 2013 – US$217,705). These fees related to the audit of the Company’s consolidated financial statements for the period ended December 31, 2014.

Audit Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2014 were US$45,826 (December 31, 2013 – US$63,745). These fees relate to the review of the Company's interim consolidated financial statements and are not reported under "Audit Fees".

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Tax Fees

Tax fees in respect of tax compliance, tax advice and tax planning billed by the Company’s auditors for the year ended December 31, 2014 were US$28,308 (December 31, 2013 – US$44,796).

All Other Fees

Other fees billed by the Company’s external auditors for the year ended December 31, 2014 were US$ Nil (December 31, 2013 – US$Nil).

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ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in our Management Information Circular dated May 8, 2014. Additional financial information is provided in our financial statements and managements’ discussion and analysis for the fiscal year ended December 31, 2014, which can also be found on SEDAR at www.sedar.com.

Unless otherwise stated, information contained herein is as at December 31, 2014.

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SCHEDULE A

TERMS OF REFERENCE OF THE AUDIT COMMITTEE
(THE "COMMITTEE")
(approved at a meeting of the board of directors held on 6 December 2013)

1.	Mandate

1.1	The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

(a) the Company’s financial reporting and continuous disclosure;

(b) the Company’s systems of internal controls and financial reporting processes; and

(c) the review and appraisal of the performance and independence of the Company’s external auditors.

2.	Membership

2.1	The members of the Committee shall be appointed by the Board, on the recommendation of the Nomination Committee. The Committee shall be made up of at least three members.

2.2

Subject to National Instrument 52-110 of the Canadian Securities Administrators ("NI 52- 110"), all members of the Committee shall be independent non-executive directors and shall be financially literate. "Independent" and "financially literate" have the meanings given such terms in NI 52-110. The Chairman of the Board shall not be the Chairman of the Committee.

2.3	The Board shall appoint the Committee Chairman who shall be an independent non- executive director.

2.4	Committee members may serve on the committee for consecutive terms.

3.	Secretary

3.1	The Chief Financial Officer or his or her nominee shall act as the Secretary of the Committee.

4.	Meetings

4.1	Frequency: The Committee shall meet at least twice a year at appropriate times in the reporting and audit cycle and otherwise as required.

4.2

Right to attend: Only members of the Committee have the right to attend committee meetings. However, other individuals such as the Chairman of the Board, Chief Executive Officer and Chief Financial Officer may be invited to attend all or part of any meeting as and when appropriate. The external auditors will be invited to attend meetings of the Committee on a regular basis.

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4.3

Notice: Meetings of the Committee shall be called by the Secretary of the Committee at the request of any of its members or at the request of external or internal auditors if the committee considers it necessary. Unless otherwise agreed, notice of each meeting confirming the venue, time and date together with an agenda of items to be discussed, shall be forwarded to each member of the Committee and any other person invited to attend, no fewer than five working days prior to the date of the meeting. Supporting papers shall be sent to Committee members and to other attendees as appropriate, at the same time.

4.4	Remote or in person: The Committee may meet either in person, by teleconference, or by videoconference, as determined by the Chairman.

4.5

Quorum: The quorum necessary for the transaction of business shall be two. A duly convened meeting of the Committee at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Committee.

4.6	Chairman: In the absence of the appointed chairman of the Committee and/or an appointed deputy, the remaining members shall elect one of their number to chair the meeting.

4.7

Minutes: The Secretary shall minute the proceedings and resolutions of all meetings of the Committee, including recording the names of those present and in attendance. Minutes of Committee meetings shall be filed in the Company's minute book and distributed to members of the Board.

5.	Annual General Meeting

The Chairman of the Committee shall attend the Annual General Meeting prepared to respond to any shareholder questions on the Committee's activities.

6.	Duties

The Committee should carry out the duties below for the Company, major subsidiaries and the group as a whole, as appropriate.

6.1	Financial Reporting

With respect to the Company’s financial reporting and continuous disclosure, the Committee shall:

(a)	review the Company’s financial statements, MD&A and Annual Information Form prior to dissemination to ensure their appropriateness;

(b)	review reports and findings of the external auditors and resolve any pending issues;

(c)	review the certification by the CFO and CEO and ensure that it is in line with regulatory requirements; and

(d)	review any letters received from regulatory authorities in relation to financial matters and responses thereon.

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6.2	Internal Controls and Risk Management Systems

With respect to the Company’s internal controls over financial reporting, the Committee shall:

(a)

review the adequacy and effectiveness of the financial reporting system and internal control policies and procedures with the external auditors and management and monitor new regulations in this regard;

(b)	review with management and the external auditors any reportable condition and material weaknesses affecting internal controls;

(c)	review with management and make recommendations to the Board in respect of the adequacy and effectiveness of the Company's financial risk management systems; and

(d)	review any significant related-party transactions.

6.3	Whistleblowing

The Committee shall establish and review the Company's arrangements for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters. The Committee shall ensure that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action.

6.4	Internal Audit

The Committee shall review annually the need or otherwise for an internal audit function.

6.5	External Audit

	(a)	The Committee shall:

(i)

consider and make recommendations to the Board, to be put to shareholders at the Annual General Meeting, in relation to the appointment, re-appointment and removal of the Company's external auditor. The Committee shall oversee the selection process for new auditors and if an auditor resigns the Committee shall investigate the issues leading to this and decide whether any action is required.

		(ii)	oversee the relationship with and the work of the external auditor including (but not limited to):

			(A)	recommendation to the Board of its remuneration, whether fees for audit or non audit services and that the level of fees is appropriate to enable an adequate audit to be conducted;

(B)

pre-approving any non-audit services to be provided to the Company or its subsidiaries (which pre-approval may be delegated to one or more independent members of the Committee, provided that in such event the pre-approval must be presented to the Committee at its first scheduled meeting following such pre-approval);

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(C)	approval of its terms of engagement, including any engagement letter issued at the start of each audit and the scope of the audit;

(D)

assessing annually its independence and objectivity taking into account relevant professional and regulatory requirements and the relationship with the auditor as a whole, including the provision of any non audit services;

(E)	satisfying itself that there are no relationships (such as family, employment, investment, financial or business) between the auditor and the Company (other than in the ordinary course of business);

(F)	agreeing with the Board a policy on the employment of former employees of the Company's auditor and monitoring the implementation of this policy;

(G)

monitoring the auditor's compliance with relevant ethical and professional guidance on the rotation of audit partners, the level of fees paid by the Company compared to the overall fee income of the firm, office and partner and other related requirements;

(H)	review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor; and

(I)

assessing annually the auditor's qualifications, expertise and resources and the effectiveness of the audit process which shall include a report from the external auditor on its own internal quality procedures;

(iii)

meet regularly with the external auditor, including once at the planning stage before the audit and once after the audit at the reporting stage. The Committee shall meet the external auditor at least once a year, without management being present, to discuss its remit and any issues arising from the audit;

(iv)	review and approve the annual audit plan and ensure that it is consistent with the scope of the audit engagement;

(v)	review the findings of the audit with the external auditor. This shall include, but not be limited to, the following;

(A)	a discussion of any major issues which arose during the audit;

(B)	any accounting and audit judgements; and

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(C)	levels of errors identified during the audit.

(b)	The Committee shall also review the effectiveness of the audit and shall:

(i)	review any representation letter(s) requested by the external auditor before they are signed by management;

(ii)	review the management letter and management's response to the auditor's findings and recommendations; and

(iii)	develop and implement a policy on the supply of non audit services by the external auditor, taking into account any relevant ethical guidance on the matter.

6.6	Reporting Responsibilities

	(a)	The Committee Chairman shall report formally to the Board on its proceedings after each meeting on all matters within its duties and responsibilities.

	(b)	The Committee shall make whatever recommendations to the Board it deems appropriate on any area within its remit where action or improvement is needed.

6.7	Other Matters

The Committee shall:

(a)	have access to sufficient resources in order to carry out its duties, including access to the Company's employees for assistance as required;

(b)	be provided with appropriate and timely training, both in the form of an induction programme for new members and on an ongoing basis for all members;

(c)	give due consideration to applicable laws and regulations, and the requirements of the stock exchanges on which its securities are listed; and

(d)

at least once a year, review its own performance, constitution and terms of reference to ensure it is operating at maximum effectiveness and recommend any changes it considers necessary to the Board for approval.

7.	Authority

7.1	The Committee is authorised:

(a)	to seek any information it requires from any employee or advisers of the Company in order to perform its duties;

(b)	to obtain, at the Company's expense, outside legal or other professional advice on any matters within its authority when the Committee reasonably believes it necessary to do so; and

(c)	to call any member of staff to be questioned at a meeting of the Committee as and when required.

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